Exhibit 99
Financial Statements and Supplementary data of Orbitz Worldwide, Inc.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Orbitz Worldwide, Inc.

We have audited the accompanying consolidated balance sheets of Orbitz Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, comprehensive loss, and shareholders’ equity for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbitz Worldwide, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended

December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 1, 2011

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Years Ended December 31,
	2010	2009	2008

Net revenue	$757,487	$737,648	$870,276
Cost and expenses
Cost of revenue	153,516	138,376	163,335
Selling, general and administrative	244,114	256,659	271,562
Marketing	217,520	214,445	309,980
Depreciation and amortization	72,891	69,156	66,480
Impairment of goodwill and intangible assets	70,151	331,527	296,989
Impairment of property and equipment and other assets (see Notes 4 and 9)	11,099	—	—

Total operating expenses	769,291	1,010,163	1,108,346

Operating (loss)	(11,804)	(272,515)	(238,070)
Other (expense) income
Net interest expense	(44,070)	(57,322)	(62,467)
Other income	18	2,115	20

Total other expense	(44,052)	(55,207)	(62,447)

Loss before income taxes	(55,856)	(327,722)	(300,517)
Provision (benefit) for income taxes	2,381	9,233	(1,955)

Net loss	$(58,237)	$(336,955)	$(298,562)

Net loss per share — basic and diluted:
Net loss per share	$(0.58)	$(4.01)	$(3.58)

Weighted-average shares outstanding	101,269,274	84,073,593	83,342,333

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	December 31,
Assets	2010	2009

Current assets:
Cash and cash equivalents	$97,222	$88,656
Accounts receivable (net of allowance for doubtful accounts of $956 and $935, respectively)	54,702	54,708
Prepaid expenses	17,425	17,399
Due from Travelport, net	15,449	3,188
Other current assets	3,627	5,702

Total current assets	188,425	169,653
Property and equipment, net	158,063	180,962
Goodwill	677,964	713,123
Trademarks and trade names	128,431	155,090
Other intangible assets, net	7,649	18,562
Deferred income taxes, non-current	8,147	9,954
Other non-current assets	48,024	46,898

Total Assets	$1,216,703	$1,294,242

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$26,491	$30,279
Accrued merchant payable	233,850	219,073
Accrued expenses	105,798	112,771
Deferred income	30,850	30,924
Term loan, current	19,808	20,994
Other current liabilities	5,994	5,162

Total current liabilities	422,791	419,203
Term loan, non-current	472,213	555,582
Line of credit	—	42,221
Tax sharing liability	101,545	108,736
Unfavorable contracts	8,068	9,901
Other non-current liabilities	22,233	28,096

Total Liabilities	1,026,850	1,163,739

Commitments and contingencies (see Note 10)
Shareholders’ Equity:
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 102,342,860 and 83,831,561 shares issued and outstanding, respectively	1,023	838
Treasury stock, at cost, 25,237 and 24,521 shares held, respectively	(52)	(48)
Additional paid in capital	1,029,215	921,425
Accumulated deficit	(843,609)	(785,372)
Accumulated other comprehensive income (loss) (net of accumulated tax benefit of $2,558 and $2,558, respectively)	3,276	(6,340)

Total Shareholders’ Equity	189,853	130,503

Total Liabilities and Shareholders’ Equity	$1,216,703	$1,294,242

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2010	2009	2008

Operating activities:
Net loss	$(58,237)	$(336,955)	$(298,562)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net gain on extinguishment of debt	(57)	(2,172)	—
Depreciation and amortization	72,891	69,156	66,480
Impairment of goodwill and intangible assets	70,151	331,527	296,989
Impairment of property and equipment and other assets	11,099	—	—
Amortization of unfavorable contract liability	(9,226)	(3,300)	(3,300)
Non-cash net interest expense	15,797	15,451	18,104
Deferred income taxes	1,494	6,920	(4,032)
Stock compensation	12,535	14,099	14,812
Provision for bad debts	34	566	25
Changes in assets and liabilities:
Accounts receivable	(256)	4,508	429
Deferred income	(831)	8,575	(436)
Due to/from Travelport, net	(12,126)	6,344	(5,351)
Accrued merchant payable	14,593	3,582	3,232
Accounts payable, accrued expenses and other current liabilities	(11,636)	(10,848)	(3,030)
Other	(7,616)	(2,379)	(9,102)

Net cash provided by operating activities	98,609	105,074	76,258

Investing activities:
Property and equipment additions	(40,010)	(42,909)	(58,203)
Changes in restricted cash	(132)	(682)	—
Proceeds from asset sales	—	—	32

Net cash (used in) investing activities	(40,142)	(43,591)	(58,171)

Financing activities:
Proceeds from issuance of common stock, net of issuance costs	48,930	—	—
Payments of fees to repurchase a portion of the term loan	(248)	—	—
Capital lease payments and payments on the term loan	(20,994)	(5,924)	(7,070)
Payments to extinguish debt	(13,488)	(7,774)	—
Employee tax withholdings related to net share settlements of equity-based awards	(2,984)	(422)	(659)
Proceeds from exercise of employee stock options	72	422	—
Payments on tax sharing liability	(18,885)	(11,075)	(19,577)
Proceeds from line of credit	—	99,457	68,935
Payments on line of credit	(42,221)	(81,052)	(49,447)
Proceeds from note payable	800	—	—
Payments on note payable	(57)	—	—

Net cash (used in) financing activities	(49,075)	(6,368)	(7,818)

Effects of changes in exchange rates on cash and cash equivalents	(826)	2,348	(3,761)

Net increase in cash and cash equivalents	8,566	57,463	6,508
Cash and cash equivalents at beginning of period	88,656	31,193	24,685

Cash and cash equivalents at end of period	$97,222	$88,656	$31,193

Supplemental disclosure of cash flow information:
Income tax payments (refunds), net	$1,120	$1,151	$(2,082)
Cash interest payments, net of capitalized interest of $17, $82 and $544, respectively	$27,935	$42,075	$47,467
Non-cash investing activity:
Capital expenditures incurred not yet paid	$2,948	$307	$2,011
Non-cash financing activity:
Repayment of term loan in connection with debt-equity exchange (see Note 7)	$49,564	$—	$—

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,
	2010	2009	2008

Net loss	$(58,237)	$(336,955)	$(298,562)
Other comprehensive income (loss), net of income taxes
Currency translation adjustment	7,197	5,602	(6,947)
Unrealized gains (losses) on floating to fixed interest rate swaps	2,419	9,520	(8,367)

Other comprehensive income (loss)	9,616	15,122	(15,314)

Comprehensive loss	$(48,621)	$(321,833)	$(313,876)

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

							Accumulated Other
							Comprehensive
							(Loss) Income
							Net Unrealized
							(Losses) Gains from
					Additional		Interest	Foreign	Total
	Common Stock		Treasury Stock		Paid in	Accumulated	Rate	Currency	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Swaps	Translation	Equity

Balance at December 31, 2007	83,107,909	$831	8,852	$1	$893,131	$(149,855)	$(3,930)	$(2,218)	$737,960
Net loss	—	—	—	—	—	(298,562)	—	—	(298,562)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	14,191	—	—	—	14,191
Common shares issued upon vesting of restricted stock units	233,878	3	—	—	(3)	—	—	—	—
Common shares issued upon lapse of restrictions on deferred stock units	12,853	—	—	—	—	—	—	—	—
Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	(2,617)	—	2,617	(38)	—	—	—	—	(38)
Restricted stock forfeited	(6,586)	—	6,586	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(8,367)	(6,947)	(15,314)

Balance at December 31, 2008	83,345,437	834	18,055	(37)	907,319	(448,417)	(12,297)	(9,165)	438,237
Net loss	—	—	—	—	—	(336,955)	—	—	(336,955)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	13,688	—	—	—	13,688
Common shares issued upon vesting of restricted stock units	425,068	4	—	—	(4)	—	—	—	—
Common shares issued upon exercise of stock options	67,522	—	—	—	422	—	—	—	422
Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	(4,453)	—	4,453	(11)	—	—	—	—	(11)
Restricted stock forfeited	(2,013)	—	2,013	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	9,520	5,602	15,122

Balance at December 31, 2009	83,831,561	838	24,521	(48)	921,425	(785,372)	(2,777)	(3,563)	130,503
Net loss	—	—	—	—	—	(58,237)	—	—	(58,237)
Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	—	9,555	—	—	—	9,555
Common shares issued pursuant to Exchange Agreement and Stock Purchase Agreement (see Note 7)	17,166,673	172	—	—	98,176	—	—	—	98,348
Common shares issued upon vesting of restricted stock units	1,333,624	13	—	—	(13)	—	—	—	—
Common shares issued upon exercise of stock options	11,718	—	—	—	72	—	—	—	72
Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	(716)	—	716	(4)	—	—	—	—	(4)
Other comprehensive income	—	—	—	—	—	—	2,419	7,197	9,616

Balance at December 31, 2010	102,342,860	$1,023	25,237	$(52)	$1,029,215	$(843,609)	$(358)	$3,634	$189,853

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

Description of the Business

Orbitz, Inc. (“Orbitz”) was formed in early 2000 by American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (the “Founding Airlines”). In November 2004, Orbitz was acquired by Cendant Corporation (“Cendant”), whose online travel distribution businesses included the HotelClub and RatesToGo brands (collectively referred to as “HotelClub”) and the CheapTickets brand. In February 2005, Cendant acquired ebookers Limited, an international online travel brand which currently has operations in 12 countries throughout Europe (“ebookers”).

On August 23, 2006, Travelport Limited (“Travelport”), which consisted of Cendant’s travel distribution services businesses, including the businesses that currently comprise Orbitz Worldwide, Inc., was acquired by affiliates of The Blackstone Group (“Blackstone”) and Technology Crossover Ventures (“TCV”). We refer to this acquisition as the “Blackstone Acquisition.”

Orbitz Worldwide, Inc. was incorporated in Delaware on June 18, 2007 and was formed to be the parent company of the business-to-consumer travel businesses of Travelport, including Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses. We are the registrant as a result of the completion of the initial public offering (“IPO”) of 34,000,000 shares of our common stock on July 25, 2007. At December 31, 2010 and December 31, 2009, Travelport and investment funds that own and/or control Travelport’s ultimate parent company beneficially owned approximately 56% and 57% of our outstanding common stock, respectively.

We are a leading global online travel company that uses innovative technology to enable leisure and business travelers to search for and book a broad range of travel products and services. Our brand portfolio includes Orbitz, CheapTickets, The Away Network and Orbitz for Business in the United States; ebookers in Europe; and HotelClub based in Australia, which has operations globally. We provide customers with the ability to book a wide array of travel products and services from suppliers worldwide, including air travel, hotels, vacation packages, car rentals, cruises, travel insurance and destination services such as ground transportation, event tickets and tours.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses, collectively doing business as Orbitz Worldwide, Inc. These entities became wholly-owned subsidiaries of ours as part of an intercompany restructuring that was completed on July 18, 2007 in connection with the IPO. Prior to the IPO, these entities had operated as indirect, wholly-owned subsidiaries of Travelport.

Our consolidated financial statements were presented in millions in our SEC filings for periods prior to the first quarter of 2010. Beginning with our first quarter 2010 Form 10-Q, our consolidated financial statements are presented in thousands.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of our consolidated financial statements and related notes in conformity with GAAP requires us to make certain estimates and assumptions. Our estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of our consolidated financial statements and the reported amounts of revenue and expense during any period.

Our significant estimates include the collectability of other non-current assets, sales allowances, the realization of deferred tax assets, amounts that may be due under the tax sharing agreement, impairment of long-lived assets, goodwill and indefinite-lived intangible assets, estimated forfeitures related to equity-based compensation expense, and costs to be capitalized as well as the useful life of capitalized software. Actual results could differ from our estimates.

During the first quarter of 2010, we had a change in estimate related to the timing of our recognition of travel insurance revenue. Prior to the first quarter of 2010, we recorded travel insurance revenue one month in arrears, upon receipt of payment, as we did not have sufficient reporting from our travel insurance supplier to conclude that the price was fixed or determinable prior to that time. Our travel insurance supplier implemented timelier reporting, and as a result, beginning with the first quarter of 2010, we were able to recognize travel insurance revenue on an accrual basis rather than one month in arrears. This change in estimate resulted in a $2.5 million increase in net revenue and net income and a $0.02 increase in basic and diluted earnings per share for the year ended December 31, 2010.

Foreign Currency Translation

Balance sheet accounts of our operations outside of the United States are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive income (loss) in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in our consolidated statements of operations.

Revenue Recognition

We recognize revenue when it is earned and realizable, when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. We have two primary types of contractual arrangements with our vendors, which we refer to herein as the “merchant” and “retail” models. Under both the merchant and retail models, we record revenue earned net of all amounts paid to our suppliers.

We provide customers the ability to book air travel, hotels, car rentals and other travel products and services through our various websites. These travel products and services are made available to our customers for booking on a stand-alone basis or as part of a vacation package.

Under the merchant model, we generate revenue for our services based on the difference between the total amount the customer pays for the travel product and the negotiated net rate plus estimated taxes that the supplier charges us for that product. Customers generally pay us for reservations at the time of booking. Initially, we record these customer receipts as accrued merchant payables and either deferred income or net revenue, depending on the travel product. In the merchant model, we do not take on credit risk with the customer, however we are subject to charge-backs and fraud risk which we monitor closely; we have the ability to determine the price; we are not responsible for the actual delivery of the flight, hotel room or car rental; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We recognize net revenue under the merchant model when we have no further obligations to the customer. For merchant air transactions, this is at the time of booking. For merchant hotel transactions and merchant car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively. The timing of revenue recognition is different for merchant air travel because our primary service to the customer is fulfilled at the time of booking.

We accrue for the cost of merchant hotel and merchant car transactions based on amounts we expect to be invoiced by suppliers. If we do not receive an invoice within a certain period of time, generally within six months, or the invoice received is less than the accrued amount, we reverse a portion of the accrued cost when we determine it is not probable that we will be required to pay the supplier, based on our historical experience and contract terms. This would result in an increase in net revenue and a decrease to the accrued merchant payable.

Under the retail model, we pass reservations booked by our customers to the travel supplier for a commission. In the retail model, we do not take on credit risk with the customer; we are not the primary obligor with the customer; we have no latitude in determining pricing; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the retail model when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer. For air transactions, this is at the time of booking. For hotel transactions and car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively, net of an allowance for cancelled reservations. The timing of recognition is different for retail hotel and retail car transactions than for retail air travel because unlike air travel where the reservation is secured by a customer’s credit card at booking, car rental bookings and hotel bookings are not secured by a customer’s credit card until the pick-up date and check-in date, respectively. Allowances for cancelled reservations primarily relate to cancellations that do not occur through our websites, but instead occur directly through the supplier of the travel product. The amount of the allowance is determined based on our historical experience. The majority of commissions earned under the retail model are based upon contractual agreements.

Vacation packages offer customers the ability to book a combination of travel products. For example, travel products booked in a vacation package may include a combination of air travel, hotel and car rental reservations. We recognize net revenue for the entire package when the customer uses the reservation, which generally occurs on the same day for each travel product included in the vacation package.

Under both the merchant and retail models, we may, depending upon the brand and the travel product, charge our customers a service fee for booking their travel reservation. We recognize revenue for service fees at the time we recognize the net revenue for the corresponding travel product. We also may receive override commissions from suppliers if we meet certain contractual volume thresholds. These commissions are recognized when the amount of the commissions becomes fixed or determinable, which is generally upon notification by the respective travel supplier.

We utilize global distribution systems (“GDS”) services provided by Galileo, Worldspan and Amadeus IT Group. Under our GDS service agreements, we earn revenue in the form of an incentive payment for air, car and hotel segments that are processed through a GDS. Revenue is recognized for these incentive payments at the time the travel reservation is processed through the GDS, which is generally at the time of booking.

We also generate other revenue, which is primarily comprised of revenue from advertising, including sponsoring links on our websites, and travel insurance. Advertising revenue is derived primarily from the delivery of advertisements on our websites and is recognized either at the time of display of each individual advertisement, or ratably over the advertising delivery period, depending on the terms of the advertising contract. Revenues generated from sponsoring links are recognized upon notification from the alliance partner that a transaction has occurred. Travel insurance revenue is recognized when the reservation is made, secured

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by a customer with a credit card and we have no further obligations to the customer, which for travel insurance is at the time of booking.

Cost of Revenue

Our cost of revenue is primarily comprised of direct costs incurred to generate revenue, including costs to operate our customer service call centers, credit card processing fees, customer refunds and charge-backs, commissions to private label partners (“affiliate commissions”) and connectivity and other processing costs. These costs are generally variable in nature and are primarily driven by transaction volume.

Marketing Expense

Our marketing expense is primarily comprised of online marketing costs, such as search and banner advertising, and offline marketing costs, such as television, radio and print advertising. Online advertising expense is recognized based on the terms of the individual agreements, which are generally over the ratio of the number of impressions delivered over the total number of contracted impressions, or pay-per-click, or on a straight-line basis over the term of the contract. Offline marketing expense is recognized in the period in which it is incurred. Our online marketing costs are significantly greater than our offline marketing costs.

Income Taxes

Our provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the combined federal and state effective tax rates that are applicable to us in a given year. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, we believe it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Increases to the valuation allowance are recorded as increases to the provision for income taxes. Effective January 1, 2009, to the extent that any valuation allowances established by us in purchase accounting are reduced, these reductions are recorded through our consolidated statements of operations. These reductions were previously recorded through goodwill. The realization of the deferred tax assets, net of a valuation allowance, is primarily dependent on estimated future taxable income. A change in our estimate of future taxable income may require an increase or decrease to the valuation allowance.

Derivative Financial Instruments

We measure derivatives at fair value and recognize them in our consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For our derivatives designated as fair value hedges, if any, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For our derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We manage interest rate exposure by utilizing interest rate swaps to achieve a desired mix of fixed and variable rate debt. As of December 31, 2010, we had three interest rate swaps that effectively converted $300.0 million of the $600.0 million term loan facility from a variable to a fixed interest rate (see Note 13 — Derivative Financial Instruments). We determined that our interest rate swaps qualified for hedge accounting and were highly effective as hedges. Accordingly, we have recorded the change in fair value of our interest rate swaps in accumulated other comprehensive income (loss).

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We have entered into foreign currency contracts to manage exposure to changes in foreign currencies associated with receivables, payables and forecasted earnings. These foreign currency contracts did not qualify for hedge accounting treatment. As a result, the changes in fair values of the foreign currency contracts were recorded in selling, general and administrative expense in our consolidated statements of operations.

We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk or foreign currency risk exposure that they are designated to hedge. Hedges that qualify for hedge accounting are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under our interest rate swaps are included in interest expense as incurred or earned.

Concentration of Credit Risk

Our cash and cash equivalents are potentially subject to concentration of credit risk. We maintain cash and cash equivalent balances with financial institutions that, in some cases, are in excess of Federal Deposit Insurance Corporation insurance limits or are foreign institutions.

Cash and Cash Equivalents

We consider cash and highly liquid investments, such as money market funds, with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.

Allowance for Doubtful Accounts

Our accounts receivable were reported in our consolidated balance sheets net of an allowance for doubtful accounts. We provide for estimated bad debts based on our assessment of our ability to realize receivables, considering historical collection experience, the general economic environment and specific customer information. When we determine that a receivable is not collectable, the account is charged to expense in our consolidated statements of operations. Bad debt expense is recorded in selling, general and administrative expense in our consolidated statements of operations. During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we recorded bad debt expense of $0, $0.6 million and $0, respectively.

Property and Equipment, Net

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. We depreciate and amortize property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life

Leasehold improvements	Shorter of asset’s useful life or non-cancellable lease term
Capitalized software	3 - 10 years
Furniture, fixtures and equipment	3 - 7 years

We capitalize the costs of software developed for internal use when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Amortization commences when the software is placed into service.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We also capitalize interest on internal software development projects. The amount of interest capitalized is computed by applying our weighted-average borrowing rate to qualifying expenditures. During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we capitalized $0, $0.1 million and $0.5 million of interest, respectively.

We evaluate the recoverability of our long-lived assets, including property and equipment and finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be recoverable. This analysis is performed by comparing the carrying values of the assets to the current and expected future cash flows to be generated from these assets, on an undiscounted basis. If this analysis indicates that the carrying value of an asset is not recoverable, the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations.

Goodwill, Trademarks and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the underlying assets acquired and liabilities assumed in the acquisition of a business. We assign goodwill to reporting units that are expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization.

Our indefinite-lived intangible assets include our trademarks and trade names, which are not subject to amortization. Our finite-lived intangible assets primarily include our customer and vendor relationships and are amortized over their estimated useful lives, generally 4 to 8 years, using the straight-line method. Our intangible assets primarily relate to the acquisition of entities accounted for using the purchase method of accounting and are estimated by management based on the fair value of assets received.

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year, in connection with our annual planning process.

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If the step one analysis indicates that impairment may exist, a step two analysis is performed to measure the amount of the goodwill impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge in our consolidated statements of operations.

For purposes of goodwill impairment testing, we estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.

We assess our trademarks and trade names for impairment by comparing their carrying values to their estimated fair values. Impairment exists when the estimated fair value of the trademark or trade name is less than its carrying value. If impairment exists, then the carrying value is reduced to fair value through an impairment charge recorded to our consolidated statements of operations. We use a market or income valuation approach, or a combination of both, to estimate fair values of the relevant trademarks and trade names.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz initial public offering in December 2003 (“Orbitz IPO”). As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

We use discounted cash flows in calculating and recognizing the tax sharing liability. We review the calculation of the tax sharing liability on a quarterly basis and make revisions to our estimated timing of payments when appropriate. We also assess whether there are any significant changes, such as changes in the amount of payments and tax rates, that could materially affect the present value of the tax sharing liability. Although the expected gross remaining payments that may be due under this agreement were $195.1 million as of December 31, 2010, the timing and amount of payments may change. Any changes in timing of payments are recognized prospectively as accretions to the tax sharing liability in our consolidated balance sheets and non-cash interest expense in our consolidated statements of operations. Any changes in the amount of payments are recognized in selling, general and administrative expense in our consolidated statements of operations.

At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts due under the tax sharing agreement. As a result, we recorded a $37.0 million long-term asset included in other non-current assets in our consolidated balance sheets at December 31, 2010 and December 31, 2009. Cendant is obligated to pay us this amount when it receives the tax benefit. We regularly monitor the financial condition of Cendant to assess the collectability of this asset.

Equity-Based Compensation

We measure equity-based compensation cost at fair value and recognize the corresponding compensation expense on a straight-line basis over the service period during which awards are expected to vest. We include equity-based compensation expense in the selling, general and administrative line of our consolidated statements of operations. The fair value of restricted stock and restricted stock units is determined based on the average of the high and low price of our common stock on the date of grant. The fair value of stock options is determined on the date of grant using the Black-Scholes valuation model. The amount of equity-based compensation expense recorded each period is net of estimated forfeitures. We estimate forfeitures based on historical employee turnover rates, the terms of the award issued and assumptions regarding future employee turnover.

Hotel Occupancy Taxes

Some states and localities impose a tax on the use or occupancy of hotel accommodations (“hotel occupancy tax”). Generally, hotels collect hotel occupancy tax based on the amount of money they receive for renting their hotel rooms and remit the tax to the appropriate taxing authorities. Using the travel services our websites offer, customers are able to make hotel room reservations. While applicable tax provisions vary among different taxing jurisdictions, we generally believe that the law does not require us to collect and remit hotel occupancy tax on the compensation that we receive for our travel services. Some tax authorities have initiated lawsuits or administrative proceedings asserting that we are required to collect and remit hotel occupancy tax on the amount of money we receive from customers for facilitating their reservations. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ultimate resolution in all jurisdictions cannot be determined at this time. We establish an accrual for legal proceedings (tax or otherwise) when we determine that a loss is both probable and can be reasonably estimated. See Note 10 — Commitments and Contingencies.

Recently Issued Accounting Pronouncements

In September 2009, the FASB issued guidance that allows companies to allocate arrangement consideration in a multiple element arrangement in a way that better reflects the transaction economics. It provides another alternative for establishing fair value for a deliverable when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined. When this evidence cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The guidance also expands the disclosure requirements to require that an entity provide both qualitative and quantitative information about the significant judgments made in applying this guidance. This guidance is effective on a prospective basis for revenue arrangements entered into or materially modified on or after January 1, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued guidance that requires expanded disclosures about fair value measurements. This guidance adds new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance was effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have an impact on our consolidated financial statements. The applicable disclosures are included in Note 18 — Fair Value Measurements.

3.	Impairment of Goodwill and Intangible Assets

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We also evaluate the recoverability of our long-lived assets, including our property and equipment and finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be recoverable. See Note 2 — Summary of Significant Accounting Policies for further information on our accounting policy for goodwill, other indefinite-lived intangible assets and finite-lived intangible assets.

2010

During the year ended December 31, 2010, we performed our annual impairment test of goodwill and trademark and trade names as of October 1, 2010.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of October 1, 2010. We used the income approach to estimate the fair value of our reporting units which had goodwill balances and used the market approach to corroborate these estimates. We considered the market approach from a reasonableness standpoint by comparing the multiples of the guideline companies with the implied multiples from the income approach, but primarily relied upon our observed market capitalization to assess reasonableness of the income approach conclusions. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rate, forecasted cash flows and the discount rate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We used appropriate valuation techniques to separately estimate the fair values of all of our trademarks and trade names as of October 1, 2010 and compared those estimates to the respective carrying values. We used an income valuation approach to estimate fair value of the relevant trademarks and trade names. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rate, estimated future revenues, an assumed royalty rate and the discount rate. While certain of these inputs are observable, significant judgment was required to select certain inputs from observed market data.

We were also required to determine the fair value of the property and equipment associated with HotelClub, both as a result of our decision in the fourth quarter of 2010 to migrate HotelClub to the global technology platform and as part of our annual goodwill impairment test. Additionally, we were required to determine the fair values of the finite-lived intangible assets related to our HotelClub reporting unit as of October 1, 2010. We used an income valuation approach to estimate the fair value of the property and equipment and finite-lived intangible assets.

In connection with our annual impairment test and as a result of lower than expected performance and future cash flows for HotelClub and CheapTickets, we recorded a non-cash impairment charge of $70.2 million during the year ended December 31, 2010, of which $41.8 million was to impair the goodwill of HotelClub and $28.4 million was to impair the trademarks and trade names associated with HotelClub and CheapTickets. These charges were included in the impairment of goodwill and intangible assets expense line item in our consolidated statement of operations. As a result of our decision to migrate HotelClub to the global technology platform, we also recorded a $4.5 million non-cash charge to impair HotelClub capitalized software. This charge was included in the impairment of property and equipment and other assets expense line item in our consolidated statement of operations. The remaining capitalized software balance at HotelClub following this charge was not material.

2009

During the three months ended March 31, 2009, we experienced a significant decline in our stock price, and economic and industry conditions continued to weaken. These factors, coupled with an increase in competitive pressures, indicated potential impairment of our goodwill and trademarks and trade names. As a result, in connection with the preparation of our financial statements for the first quarter of 2009, we performed an interim impairment test of goodwill and trademarks and trade names.

We estimated the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, as described above, and relevant data available through and as of March 31, 2009. The key assumptions used in determining the estimated fair value of our reporting units were the terminal growth rate, forecasted cash flows and the discount rate.

We used appropriate valuation techniques to separately estimate the fair values of all of our trademarks and trade names as of March 31, 2009 and compared those estimates to the respective carrying values. We used an income valuation approach to estimate fair values of the relevant trademarks and trade names. The key assumptions used in determining the estimated fair value of our trademarks and trade names were the terminal growth rate, estimated future revenues, an assumed royalty rate and the discount rate. While certain of these inputs are observable, significant judgment was required to select certain inputs from observed market data.

As part of our interim impairment test, we were required to determine the fair values of our finite-lived intangible assets, including our customer and vendor relationships, as of March 31, 2009. We determined the fair values of our finite-lived intangible assets by discounting the estimated future cash flows of these assets.

As a result of our interim impairment test, we concluded that the goodwill across all of our reporting units which had goodwill balances and the trademarks and trade names associated with our HotelClub, Orbitz and CheapTickets brands were impaired. Accordingly, we recorded a non-cash impairment charge of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$331.5 million during the year ended December 31, 2009, of which $249.4 million was to impair goodwill and $82.1 million was to impair trademarks and trade names. These charges were included in the impairment of goodwill and intangible assets expense line item in our consolidated statement of operations.

2008

During the year ended December 31, 2008, in connection with our annual planning process, we lowered our long-term earnings forecast in response to changes in the economic environment, including the potential future impact of airline capacity reductions, increased fuel prices and a weakening global economy. These factors, coupled with a prolonged decline in our market capitalization, indicated potential impairment of our goodwill and trademarks and trade names. Additionally, given the economic environment, our distribution partners were under increased pressure to reduce their overall costs and could have attempted to terminate or renegotiate their agreements with us on more favorable terms to them. These factors indicated that the carrying value of certain of our finite-lived intangible assets, specifically customer relationships, may not be recoverable. As a result, in connection with the preparation of our financial statements for the third quarter of 2008, we performed an interim impairment test of our goodwill, indefinite-lived intangible assets and finite-lived intangible assets.

For purposes of testing goodwill for potential impairment, we estimated the fair value of the applicable reporting units to which all goodwill is allocated using generally accepted valuation methodologies, including the market and income based approaches, and relevant data available through and as of September 30, 2008.

We further used appropriate valuation techniques to separately estimate the fair values of all of our trademarks and trade names as of September 30, 2008 and compared those estimates to the respective carrying values. We used a market or income valuation approach to estimate fair values of the relevant trademarks and trade names.

We also determined the estimated fair values of certain of our finite-lived intangible assets as of September 30, 2008, specifically certain of our customer relationships whose carrying values exceeded their expected future cash flows on an undiscounted basis. We determined the fair values of these customer relationships by discounting the estimated future cash flows of these assets. We then compared the estimated fair values to the respective carrying values.

As a result of this testing, we concluded that the goodwill and trademarks and trade names related to both our domestic and international subsidiaries as well as the customer relationships related to our domestic subsidiaries were impaired. Accordingly, we recorded a non-cash impairment charge of $297.0 million during the year ended December 31, 2008, of which $209.8 million was to impair goodwill, $74.2 million was to impair trademarks and trade names and $13.0 million was to impair customer relationships. These charges were included in the impairment of goodwill and intangible assets expense line item in our consolidated statements of operations.

4.	Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2010	December 31, 2009
	(in thousands)

Capitalized software	$252,968	$221,261
Furniture, fixtures and equipment	72,941	68,896
Leasehold improvements	13,352	13,443
Construction in progress	14,310	13,482

Gross property and equipment	353,571	317,082
Less: accumulated depreciation and amortization	(195,508)	(136,120)

Property and equipment, net	$158,063	$180,962

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we recorded depreciation and amortization expense related to property and equipment in the amount of $61.7 million, $52.2 million and $47.7 million, respectively.

There were no assets subject to capital leases at December 31, 2010 and December 31, 2009.

During the year ended December 31, 2010, we recorded a non-cash charge of $4.5 million to impair capitalized software assets for HotelClub. This charge was included in the impairment of property and equipment and other assets expense line item in our consolidated statement of operations (see Note 3 — Impairment of Goodwill and Intangible Assets).

5.	Goodwill and Intangible Assets

In connection with the Blackstone Acquisition, the carrying values of our assets and liabilities were revised to reflect fair values as of August 23, 2006. The total amount of resulting goodwill that was assigned to us was $1.2 billion.

Goodwill and indefinite-lived intangible assets consisted of the following at December 31, 2010 and December 31, 2009:

	December 31, 2010	December 31, 2009
	(in thousands)

Goodwill and Indefinite-Lived Intangible Assets:
Goodwill	$677,964	$713,123
Trademarks and trade names	128,431	155,090

The changes in the carrying amount of goodwill during the years ended December 31, 2010 and December 31, 2009 were as follows:

Amount
(in thousands)

Balance at December 31, 2008, net of accumulated impairment of $209,753	$948,648
Impairment (a)	(249,446)
Impact of foreign currency translation (b)	13,921

Balance at December 31, 2009, net of accumulated impairment of $459,199	713,123
Impairment (a)	(41,753)
Impact of foreign currency translation (b)	6,594

Balance at December 31, 2010, net of accumulated impairment of $500,952	$677,964

(a)	During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we recorded non-cash impairment charges related to goodwill and trademarks and trade names (see Note 3 — Impairment of Goodwill and Intangible Assets).

(b)	Goodwill is allocated among our subsidiaries, including certain international subsidiaries. As a result, the carrying amount of our goodwill is impacted by foreign currency translation each period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Finite-lived intangible assets consisted of the following at December 31, 2010 and December 31, 2009:

	December 31, 2010				December 31, 2009
	Gross		Net	Weighted-	Gross		Net	Weighted-
	Carrying	Accumulated	Carrying	Average	Carrying	Accumulated	Carrying	Average
	Amount	Amortization	Amount	Useful Life	Amount	Amortization	Amount	Useful Life
		(in thousands)		(in years)		(in thousands)		(in years)

Finite-Lived Intangible Assets:
Customer relationships (c)	$12,000	$(6,625)	$5,375	6	$66,190	$(50,329)	$15,861	4
Vendor relationships and other	5,779	(3,505)	2,274	7	5,072	(2,371)	2,701	7

Total Finite-Lived Intangible Assets	$17,779	$(10,130)	$7,649	7	$71,262	$(52,700)	$18,562	5

(c)	During the year ended December 31, 2010, we wrote off the gross carrying amount and corresponding accumulated amortization related to $54.2 million of fully amortized customer relationship intangible assets whose useful lives expired during the period.

For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we recorded amortization expense related to finite-lived intangible assets in the amount of $11.2 million, $17.0 million and $18.8 million, respectively. These amounts were included in depreciation and amortization expense in our consolidated statements of operations.

The table below shows estimated amortization expense related to our finite-lived intangible assets over their remaining useful lives:

Year	(in thousands)

2011	$3,138
2012	2,067
2013	1,717
2014	727

Total	$7,649

6.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2010	December 31, 2009
	(in thousands)

Employee costs (a)	$20,367	$32,684
Tax sharing liability, current	19,813	17,390
Advertising and marketing	18,282	17,897
Contract exit costs (b)	7,732	4,858
Customer service costs	6,306	5,575
Professional fees	5,900	4,414
Customer refunds	5,126	2,963
Airline rebates	4,907	6,121
Technology costs	4,894	4,413
Customer incentive costs	2,541	2,062
Unfavorable contracts, current	2,490	3,300
Other	7,440	11,094

Total accrued expenses	$105,798	$112,771

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	The change in accrued employee costs primarily represented lower accrued employee incentive compensation at December 31, 2010 compared with December 31, 2009.

(b)	In connection with our early termination of an agreement in 2007, we are required to make termination payments totaling $18.5 million from January 1, 2008 to December 31, 2016. We accreted interest expense of $1.0 million, $1.3 million and $1.4 million related to the termination liability during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. We also made termination payments of $1.1 million, $3.6 million and $1.5 million during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. At December 31, 2010, the net present value of the remaining termination payments of $11.1 million was included in our consolidated balance sheets, $7.7 million of which was included in accrued expenses and $3.4 million of which was included in other non-current liabilities. At December 31, 2009, the net present value of the remaining termination payments of $11.3 million was included in our consolidated balance sheets, $4.9 million of which was included in accrued expenses and $6.4 million of which was included in other non-current liabilities.

7.	Term Loan and Revolving Credit Facility

On July 25, 2007, we entered into a $685.0 million senior secured credit agreement (“Credit Agreement”) consisting of a seven-year $600.0 million term loan facility (“Term Loan”) and a six-year $85.0 million revolving credit facility, which was effectively reduced to a $72.5 million revolving credit facility following the bankruptcy of Lehman Commercial Paper Inc. in October 2008 (“Revolver”).

Term Loan

The Term Loan bears interest at a variable rate, at our option, of LIBOR plus a margin of 300 basis points or an alternative base rate plus a margin of 200 basis points. The alternative base rate is equal to the higher of the Federal Funds Rate plus one half of 1% and the prime rate (“Alternative Base Rate”). The principal amount of the Term Loan is payable in quarterly installments of $1.3 million, with the final installment (equal to the remaining outstanding balance) due upon maturity in July 2014. In addition, we are required to make an annual prepayment on the Term Loan in the first quarter of each fiscal year in an amount up to 50% of the prior year’s excess cash flow, as defined in the Credit Agreement. Based on our excess cash flow for the year ended December 31, 2009, we made a $21.0 million prepayment on the Term Loan in the first quarter of 2010. Based on our excess cash flow for the year ended December 31, 2010, we are required to make a $19.8 million prepayment on the Term Loan in the first quarter of 2011. Prepayments from excess cash flow are applied, in order of maturity, to the scheduled quarterly Term Loan principal payments. As a result, we will not be required to make any scheduled principal payments on the Term Loan during 2011.

The changes in the Term Loan during the years ended December 31, 2010 and December 31, 2009 were as follows:

Amount
(in thousands)

Balance at December 31, 2008	$592,500
Scheduled principal payments	(5,924)
Repurchases (a)	(10,000)

Balance at December 31, 2009	576,576
Prepayment from excess cash flow	(20,994)
Repurchases (b)	(63,561)

Balance at December 31, 2010	$492,021

(a)	On June 2, 2009, we entered into an amendment (the “Amendment”) to our Credit Agreement, which permitted us to purchase portions of the outstanding Term Loan on a non-pro rata basis using cash up

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to $10.0 million and future cash proceeds from equity issuances and in exchange for equity interests on or prior to June 2, 2010. Any portion of the Term Loan purchased by us was retired pursuant to the Amendment.

On June 17, 2009, we completed the purchase of $10.0 million in principal amount of the Term Loan, as required by the Amendment. We immediately retired this portion of the Term Loan in accordance with the Amendment. The principal amount of the Term Loan purchased (net of associated unamortized debt issuance costs of $0.1 million) exceeded the amount we paid to purchase the debt (inclusive of miscellaneous fees incurred) by $2.2 million. Accordingly, we recorded a $2.2 million gain on extinguishment of this portion of the Term Loan, which was included in other income in our consolidated statement of operations for the year ended December 31, 2009.

(b)	On January 26, 2010, pursuant to an Exchange Agreement we entered into with PAR Investment Partners, L.P. (“PAR”), as amended, PAR exchanged $49.6 million aggregate principal amount of the Term Loan for 8,141,402 shares of our common stock. We immediately retired the portion of the Term Loan purchased from PAR in accordance with the Amendment. The fair value of our common shares issued in the exchange was $49.4 million. After taking into account the write-off of unamortized debt issuance costs of $0.4 million and $0.2 million of other miscellaneous fees incurred to purchase this portion of the Term Loan, we recorded a $0.4 million loss on extinguishment of this portion of the Term Loan, which was included in other income in our consolidated statement of operations for the year ended December 31, 2010. Concurrently, pursuant to a Stock Purchase Agreement we entered into with Travelport, Travelport purchased 9,025,271 shares of our common stock for $50.0 million in cash. We incurred $1.1 million of issuance costs associated with these equity investments by PAR and Travelport, which were included in additional paid in capital in our consolidated balance sheet at December 31, 2010.

In May 2010, we used a portion of the cash proceeds received from Travelport’s purchase of shares of our common stock in January 2010 to purchase $14.0 million in principal amount of the Term Loan. We immediately retired this portion of the Term Loan in accordance with the Amendment. The principal amount of the Term Loan purchased (net of associated unamortized debt issuance costs of $0.1 million) exceeded the amount we paid to purchase this portion of the Term Loan by $0.4 million. Accordingly, we recorded a $0.4 million gain on extinguishment of a portion of the Term Loan, which was included in other income in our consolidated statement of operations for the year ended December 31, 2010.

At December 31, 2010, $300.0 million of the Term Loan had a fixed interest rate as a result of interest rate swaps and $192.0 million had a variable interest rate based on LIBOR, resulting in a blended weighted-average interest rate of 4.27% (see Note 13 — Derivative Financial Instruments). At December 31, 2009, $200.0 million of the Term Loan had a fixed interest rate as a result of interest rate swaps and $376.6 million had a variable interest rate based on LIBOR, resulting in a blended weighted-average interest rate of 4.26%.

Revolver

The Revolver provides for borrowings and letters of credit of up to $72.5 million ($42.6 million in U.S. dollars and the equivalent of $29.9 million denominated in Euros and Pounds Sterling) and bears interest at a variable rate, at our option, of LIBOR plus a margin of 200 basis points or an Alternative Base Rate plus a margin of 100 basis points. The margin is subject to change based on our total leverage ratio, as defined in the Credit Agreement, with a maximum margin of 250 basis points on LIBOR-based loans and 150 basis points on Alternative Base Rate loans. We incur a commitment fee of 50 basis points on any unused amounts on the Revolver. The Revolver matures in July 2013.

At December 31, 2010, there were no outstanding borrowings under the Revolver, and the equivalent of $12.4 million of outstanding letters of credit issued under the Revolver, which were denominated in Pounds

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sterling. At December 31, 2009, there were $42.2 million of borrowings outstanding under the Revolver, all of which were denominated in U.S. dollars and had a variable interest rate equal to the U.S.-dollar LIBOR rate plus 225 basis points, or 2.48%. At December 31, 2009, there were also the equivalent of $4.5 million of outstanding letters of credit issued under the Revolver, which were denominated in Pounds Sterling. The amount of letters of credit issued under the Revolver reduces the amount available to us for borrowings. We had $60.1 million and $25.8 million of availability under the Revolver at December 31, 2010 and December 31, 2009, respectively. Commitment fees on unused amounts under the Revolver were $0.3 million, $0.1 million and $0.4 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

We incurred an aggregate of $5.0 million of debt issuance costs in connection with the Term Loan and Revolver. These costs are being amortized to interest expense over the contractual terms of the Term Loan and Revolver based on the effective-yield method. Amortization of debt issuance costs was $0.7 million for each of the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

The Term Loan and Revolver are both secured by substantially all of our and our domestic subsidiaries’ tangible and intangible assets, including a pledge of 100% of the outstanding capital stock or other equity interests of substantially all of our direct and indirect domestic subsidiaries and 65% of the capital stock or other equity interests of certain of our foreign subsidiaries, subject to certain exceptions. The Term Loan and Revolver are also guaranteed by substantially all of our domestic subsidiaries.

The Credit Agreement contains various customary restrictive covenants that limit our ability to, among other things: incur additional indebtedness or enter into guarantees; enter into sale or leaseback transactions; make investments, loans or acquisitions; grant or incur liens on our assets; sell our assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make restricted payments.

The Credit Agreement requires us to maintain a minimum fixed charge coverage ratio and not to exceed a maximum total leverage ratio, each as defined in the Credit Agreement. The minimum fixed charge coverage ratio that we are required to maintain for the remainder of the Credit Agreement is 1 to 1. The maximum total leverage ratio that we were required not to exceed was 3.5 to 1 at December 31, 2010 and declines to 3 to 1 effective March 31, 2011. As of December 31, 2010, we were in compliance with all covenants and conditions of the Credit Agreement.

The table below shows the aggregate maturities of the Term Loan over the remaining term of the Credit Agreement, excluding any mandatory prepayments that could be required under the Term Loan beyond the first quarter of 2011. The potential amount of prepayment from excess cash flow that will be required beyond the first quarter of 2011 is not reasonably estimable as of December 31, 2010.

Year	(in thousands)

2011	$19,808
2012	—
2013	—
2014	472,213

Total	$492,021

8.	Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz IPO in December 2003. As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

As of December 31, 2010, the estimated remaining payments that may be due under this agreement were approximately $195.1 million. Payments under the tax sharing agreement are generally due in the second, third and fourth calendar quarters of the year, with two payments due in the second quarter. We estimated that the net present value of our obligation to pay tax benefits to the Founding Airlines was $121.4 million and $126.1 million at December 31, 2010 and December 31, 2009, respectively. This estimate was based upon certain assumptions, including our future operating performance and taxable income, the tax rate, the timing of tax payments, current and projected market conditions, and the applicable discount rate, all of which we believe are reasonable. The discount rate assumption was based on our weighted-average cost of capital at the time of the Blackstone Acquisition, which was approximately 12%. These assumptions are inherently uncertain, however, and actual results could differ from our estimates.

The table below shows the changes in the tax sharing liability during the past two years:

Amount
(in thousands)

Balance at December 31, 2008	$123,798
Accretion of interest expense(a)	13,509
Cash payments	(11,075)
Adjustment due to a reduction in our effective tax rate(b)	(106)

Balance at December 31, 2009	126,126
Accretion of interest expense(a)	14,117
Cash payments	(18,885)

Balance at December 31, 2010	$121,358

(a)	We accreted interest expense related to the tax sharing liability of $14.1 million, $13.5 million and $15.9 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

(b)	This adjustment was recorded to appropriately reflect our liability under the tax sharing agreement following a reduction in our effective tax rate during the year ended December 31, 2008. The reduction in our effective tax rate reduced the estimated remaining payments that may be due to the airlines under the tax sharing agreement. This adjustment was recorded as a reduction to selling, general and administrative expense in our consolidated statements of operations, as this liability represents a commercial liability, not a tax liability. If our effective tax rate changes in the future, we may be required to further adjust our liability under the tax sharing agreement.

Based upon the future payments we expect to make, the current portion of the tax sharing liability of $19.8 million and $17.4 million was included in accrued expenses in our consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively. The long-term portion of the tax sharing liability of $101.6 million and $108.7 million was reflected as the tax sharing liability in our consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the estimated payments under the tax sharing agreement over the next five years:

Year	(in thousands)

2011	$21,182
2012	20,375
2013	17,604
2014	18,171
2015	18,729
Thereafter	98,989

Total	$195,050

At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts due under the tax sharing agreement. As a result, we had recorded a long-term asset of $37.0 million for such amounts, which was included in other non-current assets in our consolidated balance sheets at December 31, 2010 and December 31, 2009. We expect to collect this amount when Cendant receives the tax benefit. Similar to our trade accounts receivable, if we were, in the future, to determine that all or a portion of this amount is not collectable, the portion of this asset that was no longer deemed collectable would be charged to expense in our consolidated statements of operations.

9.	Unfavorable Contracts

In December 2003, we entered into amended and restated airline charter associate agreements (“Charter Associate Agreements”) with the Founding Airlines as well as US Airways (“Charter Associate Airlines”). These agreements pertain to our Orbitz business, which was owned by the Founding Airlines at the time we entered into the agreements. Under each Charter Associate Agreement, the Charter Associate Airline has agreed to provide Orbitz with information regarding the airline’s flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information is provided to the airline’s own website or to a website branded and operated by the airline and any of its alliance partners or to the airline’s internal reservation system. The agreements also provide Orbitz with nondiscriminatory access to seat availability for published fares, as well as marketing and promotional support. Under each agreement, the Charter Associate Airline provides us with agreed upon transaction payments when consumers book air travel on the Charter Associate Airline on Orbitz.com. The payments we receive are based on the value of the tickets booked and gradually decrease over time. The agreements expire on December 31, 2013. However, certain of the Charter Associate Airlines may terminate their agreements for any reason or no reason prior to the scheduled expiration date upon thirty days prior notice to us.

Under the Charter Associate Agreements, we must pay a portion of the GDS incentive revenue we earn from Worldspan back to the Charter Associate Airlines in the form of a rebate. The rebate payments are required when airline tickets for travel on a Charter Associate Airline are booked through our Orbitz.com and OrbitzforBusiness.com websites utilizing Worldspan. We also receive in-kind marketing and promotional support from the Charter Associate Airlines under the Charter Associate Agreements.

The rebate structure under the Charter Associate Agreements was considered unfavorable when compared with market conditions at the time of the Blackstone Acquisition. As a result, a net unfavorable contract liability was established on the acquisition date. The amount of this liability was determined based on the discounted cash flows of the expected future rebate payments we would be required to make to the Charter Associate Airlines, net of the fair value of the expected in-kind marketing and promotional support we would receive from the Charter Associate Airlines. The portion of the net unfavorable contract liability related to the expected future rebate payments is amortized as an increase to net revenue, whereas the partially offsetting asset for the expected in-kind marketing and promotional support is amortized as an increase to marketing expense in our consolidated statements of operations, both on a straight-line basis over the remaining contractual term.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the changes in the net unfavorable contract liability during the past two years:

Amount
(in thousands)

Balance at December 31, 2008	$16,501
Amortization (a)	(3,300)

Balance at December 31, 2009	13,201
Amortization (a)	(9,226)
Impairment (b)	6,583

Balance at December 31, 2010	$10,558

(a)	We recognized net amortization for the unfavorable portion of the Charter Associate Agreements in the amount of $9.2 million ($14.7 million was recorded as an increase to net revenue and $5.5 million was recorded as an increase to marketing expense) for the year ended December 31, 2010 and $3.3 million ($9.3 million was recorded as an increase to net revenue and $6.0 million was recorded as an increase to marketing expense) for each of the years ended December 31, 2009 and December 31, 2008. For the year ended December 31, 2010, the $14.7 million recorded as an increase to net revenue included $5.6 million in accelerated amortization related to the termination of our Charter Associate Agreement with American Airlines (“AA”) effective December 2010. As a result of this termination, we are no longer required to make rebate payments to AA under this agreement, and therefore, we reduced the unfavorable contract liability by $5.6 million. This reduction was recorded as an increase to net revenue in our consolidated statement of operations.

(b)	During the year ended December 31, 2010, we recorded non-cash charges of $3.6 million to impair the portion of the asset related to the expected in-kind marketing and promotional support to be received from Northwest Airlines under our Charter Associate Agreement with that airline. As a result of the completion of the operational merger of Northwest Airlines and Delta Airlines into a single operating carrier, Northwest Airlines was no longer obligated to provide us with in-kind marketing and promotional support after June 1, 2010. This impairment charge was included in the impairment of property and equipment and other assets line item in our consolidated statement of operations for the year ended December 31, 2010.

As discussed in (a) above, effective December 2010, AA terminated its Charter Associate Agreement with us. Consequently, AA was no longer obligated to provide us with in-kind marketing and promotional support, and we were no longer required to make rebate payments to AA under this agreement. As a result, in December 2010, we recorded a $3.0 million non-cash charge to impair the asset related to the expected in-kind marketing and promotional support to be received from AA under its Charter Associate Agreement with us. This impairment charge was included in the impairment of property and equipment and other assets line item in our consolidated statement of operations for the year ended December 31, 2010.

Concurrent with AA’s termination of its Charter Associate Agreement with us, AA also terminated the Supplier Link Agreement that it entered into with Orbitz in February 2004. The Supplier Link Agreement established a direct link between Orbitz.com and AA’s internal reservation systems and required that Orbitz book certain airline tickets through that direct link rather than through a GDS. Additionally, AA terminated our authority to ticket AA flights on our Orbitz.com and OrbitzforBusiness.com websites.

At December 31, 2010 and December 31, 2009, the net unfavorable contract liability was $10.6 million and $13.2 million, respectively. The current portion of the liability of $2.5 million and $3.3 million was included in accrued expenses in our consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The long-term portion of the liability of $8.1 million and $9.9 million was included in unfavorable contracts in our consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively.

10.	Commitments and Contingencies

The following table summarizes our commitments as of December 31, 2010:

	2011	2012	2013	2014	2015	Thereafter	Total
	(in thousands)

Contract exit costs (a)	$7,732	$2,285	$1,229	$647	$278	$63	$12,234
Operating leases (b)	5,692	4,565	5,135	4,601	2,490	20,104	42,587
Travelport GDS contract (c)	41,045	20,000	20,000	20,000	—	—	101,045
Telecommunications service agreements	2,500	4,156	1,656	1,656	—	—	9,968
Systems infrastructure agreements	2,225	—	—	—	—	—	2,225
Software license agreements	202	—	—	—	—	—	202

Total	$59,396	$31,006	$28,020	$26,904	$2,768	$20,167	$168,261

(a)	Represents costs due to the early termination of an agreement.

(b)	These operating leases are primarily for facilities and equipment and represent non-cancellable leases. Certain leases contain periodic rent escalation adjustments and renewal options. Our operating leases expire at various dates, with the latest maturing in 2023. For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we recorded rent expense in the amount of $6.1 million, $6.8 million and $6.4 million, respectively. As a result of various subleasing arrangements that we have entered into, we are expecting approximately $4.1 million in sublease income through 2014.

(c)	We have an agreement with Travelport to use GDS services provided by both Galileo and Worldspan (the “Travelport GDS Service Agreement”). The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each segment that is processed through the Worldspan and Galileo GDSs (the “Travelport GDSs”). This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 33.7 million segments during the year ended December 31, 2010, 16.0 million segments through Worldspan and 17.7 million segments through Galileo. The required number of segments processed annually for Worldspan is fixed at 16.0 million segments, while the required number of segments for Galileo is subject to adjustment based upon the actual segments processed by our domestic brands in the preceding year. We are required to process approximately 16.8 million segments through Galileo during the year ending December 31, 2011. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. Historically, we have met the minimum segment requirement for our domestic brands. The table above includes shortfall payments required by the agreement if we do not process any segments through Worldspan during the remainder of the contract term and shortfall payments required if we do not process any segments through Galileo during the year ending December 31, 2011. Because the required number of segments for Galileo adjusts based on the actual segments processed in the preceding year, we are unable to predict shortfall payments that may be required beyond 2011. However, we do not expect to make any shortfall payments for our domestic brands in the foreseeable future.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2010, December 31, 2009 and December 31, 2008, and as a result, we were required to make shortfall payments of $0.4 million, $0.4 million and $0.2 million to Travelport related to each of these years, respectively. Because the required number of segments to be processed through the Travelport GDSs is dependent on the actual segments processed by ebookers in certain countries in a given year, we are unable to predict shortfall payments that may be required for the years beyond 2010. As a result, the table above excludes any shortfall payments that may be required related to our ebookers brands for the years beyond 2010. If we meet the minimum number of segments, we are not required to make shortfall payments to Travelport (see Note 17 — Related Party Transactions).

In addition to the commitments shown above, we are required to make principal payments on the Term Loan (see Note 7 — Term Loan and Revolving Credit Facility). We also expect to make approximately $195.1 million of payments in connection with the tax sharing agreement with the Founding Airlines (see Note 8 — Tax Sharing Liability). Also excluded from the above table are $3.8 million of liabilities for uncertain tax positions for which the period of settlement is not currently determinable.

Company Litigation

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters.

We are party to various cases brought by consumers and municipalities and other U.S. governmental entities involving hotel occupancy taxes and our merchant hotel business model. Some of the cases are purported class actions, and most of the cases were brought simultaneously against other online travel companies, including Expedia, Travelocity and Priceline. The cases allege, among other things, that we violated the jurisdictions’ hotel occupancy tax ordinances. While not identical in their allegations, the cases generally assert similar claims, including violations of local or state occupancy tax ordinances, violations of consumer protection ordinances, conversion, unjust enrichment, imposition of a constructive trust, demand for a legal or equitable accounting, injunctive relief, declaratory judgment, and in some cases, civil conspiracy. The plaintiffs seek relief in a variety of forms, including: declaratory judgment, full accounting of monies owed, imposition of a constructive trust, compensatory and punitive damages, disgorgement, restitution, interest, penalties and costs, attorneys’ fees, and where a class action has been claimed, an order certifying the action as a class action. An adverse ruling in one or more of these cases could require us to pay tax retroactively and prospectively and possibly pay penalties, interest and fines. The proliferation of additional cases could result in substantial additional defense costs.

We have also been contacted by several municipalities or other taxing bodies concerning our possible obligations with respect to state or local hotel occupancy or related taxes. The following taxing bodies have issued notices to the Company: the Louisiana Department of Revenue; the New Mexico Taxation and Revenue Department; the Wyoming Department of Revenue; the Colorado Department of Revenue; the Montana Department of Revenue; an entity representing 84 cities and 14 counties in Alabama; 43 cities in California; the cities of Phoenix, Arizona; North Little Rock and Pine Bluff, Arkansas; Colorado Springs and Steamboat Springs, Colorado; St. Louis, Missouri; and the counties of Jefferson, Arkansas; Brunswick and Stanly, North Carolina; Duval, Florida; and Davis, Summit, Salt Lake and Weber, Utah. These taxing authorities have not issued assessments, but have requested information to conduct an audit and/or have requested that the Company register to pay local hotel occupancy taxes. Additional taxing authorities have begun audit proceedings and some have issued assessments against the Company, individually ranging from $0 to approximately $40.9 million, and totaling approximately $68.3 million.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assessments that are administratively final and subject to judicial review have been issued by the cities of Anaheim, San Francisco and San Diego, California; the counties of Miami-Dade and Broward, Florida; the Indiana Department of Revenue and the Wisconsin Department of Revenue. In addition, the following taxing authorities have issued assessments which are subject to further review by the taxing authorities: the West Virginia Department of Revenue; the Texas Comptroller; the South Carolina Department of Revenue; Hawaii Department of Taxation; the cities of Los Angeles and Santa Monica, California; the city of Denver, Colorado; the city of Philadelphia, Pennsylvania; the cities of Alpharetta, Cartersville, Cedartown, College Park, Dalton, East Point, Hartwell, Macon, Rockmart, Rome, Tybee Island and Warner Robins, Georgia; and the counties of Augusta, Clayton, Cobb, DeKalb, Fulton, Gwinnett, Hart and Richmond, Georgia; Osceola, Florida; and Montgomery, Maryland. The Company disputes that any hotel occupancy or related tax is owed under these ordinances and is challenging the assessments made against the Company. If the Company is found to be subject to the hotel occupancy tax ordinance by a taxing authority and appeals the decision in court, certain jurisdictions may attempt to require us to provide financial security or pay the assessment to the municipality in order to challenge the tax assessment in court.

We believe that we have meritorious defenses, and we are vigorously defending against these claims, proceedings and inquiries. As of December 31, 2010, we had a $1.9 million accrual related to various legal proceedings. Litigation is inherently unpredictable and, although we believe we have valid defenses in these matters, unfavorable resolutions could occur. We cannot estimate our range of loss, except to the extent taxing authorities have issued assessments against us. Although we believe it is unlikely that an adverse outcome will result from these proceedings, an adverse outcome could be material to us with respect to earnings or cash flows in any given reporting period.

We are currently seeking to recover insurance reimbursement for costs incurred to defend the hotel occupancy tax cases. We recorded a reduction to selling, general and administrative expense in our consolidated statements of operations for reimbursements received of $6.3 million, $6.0 million and $7.8 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. The recovery of additional amounts, if any, by us and the timing of receipt of these recoveries is unclear. As such, as of December 31, 2010, we had not recognized a reduction to selling, general and administrative expense in our consolidated statements of operations for the outstanding contingent claims for which we have not received reimbursement.

Surety Bonds and Bank Guarantees

In the ordinary course of business, we obtain surety bonds and bank guarantees, issued for the benefit of a third party, to secure performance of certain of our obligations to third parties. At December 31, 2010 and December 31, 2009, there were $0.7 million and $0.8 million of surety bonds outstanding, respectively. At December 31, 2010 and December 31, 2009, there were $1.6 million and $1.5 million of bank guarantees outstanding, respectively.

Financing Arrangements

We are required to issue letters of credit to certain suppliers and non-U.S. regulatory and government agencies. The majority of these letters of credit were issued by Travelport on our behalf under the terms of the Separation Agreement (as amended) entered into in connection with the IPO. At December 31, 2010 and December 31, 2009, there were $72.3 million and $59.3 million of outstanding letters of credit issued by Travelport on our behalf, respectively (see Note 17 - Related Party Transactions). In addition, at December 31, 2010 and December 31, 2009, there were the equivalent of $12.4 million and $4.5 million of outstanding letters of credit issued under the Revolver, respectively, which were denominated in Pounds Sterling. Total letter of credit fees were $4.1 million, $3.8 million and $2.5 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Income Taxes

Pre-tax income (loss) for U.S. and non-U.S. operations consisted of the following:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

U.S.	$37,723	$(274,674)	$(123,692)
Non-U.S.	(93,579)	(53,048)	(176,825)

Loss before income taxes	$(55,856)	$(327,722)	$(300,517)

The provision (benefit) for income taxes consisted of the following:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Current
U.S. federal and state	$93	$1,404	$154
Non-U.S.	794	909	1,923

	887	2,313	2,077
Deferred
U.S. federal and state	—	—	829
Non-U.S.	1,494	6,920	(4,861)

	1,494	6,920	(4,032)

Provision (benefit) for income taxes	$2,381	$9,233	$(1,955)

As of December 31, 2010 and December 31, 2009, our U.S. federal, state and foreign income taxes receivable was $0.3 million and $0.2 million, respectively.

The provision for income taxes for the year ended December 31, 2010 was primarily due to taxes on the net income of certain European-based subsidiaries that had not established a valuation allowance and U.S., state and local income taxes. The provision for income taxes for the year ended December 31, 2009 was primarily due to a full valuation allowance established against $10.9 million of foreign deferred tax assets related to our Australia-based business, as it was determined that it was more likely than not that these deferred tax assets were no longer realizable. We are required to assess whether valuation allowances should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard on a tax jurisdiction by jurisdiction basis. We assessed the available positive and negative evidence to estimate if sufficient future taxable income would be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated in our determination was cumulative losses incurred over the three year period ended December 31, 2010. This objective evidence limited our ability to consider other subjective evidence such as future income projections.

The tax provisions recorded for the years ended December 31, 2010 and December 31, 2009 were disproportionate to the amount of pre-tax net loss incurred during each respective period primarily because we were not able to realize any tax benefits on the goodwill and trademark and trade names impairment charges recorded during each of those years. The amount of the tax benefit recorded during the year ended December 31, 2008 is disproportionate to the amount of pre-tax net loss incurred during the year primarily because we were not able to realize any tax benefit on the goodwill impairment charge and only a limited amount of tax benefit on the trademarks and trade names impairment charge recorded during the year ended December 31, 2008.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our effective income tax rate differs from the U.S. federal statutory rate as follows for the years ended December 31, 2010, December 31, 2009 and December 31, 2008:

	Years Ended December 31,
	2010	2009	2008

Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	(1.0)	(0.2)	0.1
Taxes on non-U.S. operations at differing rates	(5.4)	(0.8)	(1.3)
Change in valuation allowance	(6.0)	(10.5)	(9.0)
Goodwill impairment charges	(25.9)	(26.6)	(24.8)
Reserve for uncertain tax positions	(0.1)	(0.1)	0.1
Other	(0.9)	0.4	0.6

Effective income tax rate	(4.3)%	(2.8)%	0.7%

Current and non-current deferred income tax assets and liabilities in various jurisdictions are comprised of the following:

	December 31,
	2010	2009
	(in thousands)

Current deferred income tax assets (liabilities):
Accrued liabilities and deferred income	$4,479	$4,699
Provision for bad debts	156	82
Prepaid expenses	(1,470)	(1,846)
Tax sharing liability	7,195	6,315
Change in reserve accounts	2,808	1,780
Other	(404)	(404)
Valuation allowance	(12,717)	(10,580)

Current net deferred income tax assets	$47	$46

Non-current deferred income tax assets (liabilities):
U.S. net operating loss carryforwards	$46,041	$47,381
Non-U.S. net operating loss carryforwards	102,157	94,768
Accrued liabilities and deferred income	4,038	5,972
Depreciation and amortization	106,015	116,272
Tax sharing liability	36,874	39,485
Change in reserve accounts	2,930	3,595
Other	9,895	21,769
Valuation allowance	(299,803)	(319,288)

Non-current net deferred income tax assets	$8,147	$9,954

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The current and deferred income tax assets were presented in our consolidated balance sheets as follows:

	December 31,
	2010	2009
	(in thousands)

Current net deferred income tax assets:
Deferred income tax asset, current(a)	$47	$46

Current net deferred income tax assets	$47	$46

Non-current net deferred income tax assets:
Deferred income tax asset, non-current	$8,147	$9,954

Non-current net deferred income tax assets	$8,147	$9,954

(a)	The current portion of the deferred income tax asset at December 31, 2010 and December 31, 2009 is included in other current assets in our consolidated balance sheets.

As of December 31, 2010 and December 31, 2009, we had established valuation allowances against the majority of our deferred tax assets. As a result, any changes in our gross deferred tax assets and liabilities during the years ended December 31, 2010 and December 31, 2009 were largely offset by corresponding changes in our valuation allowances, resulting in a decrease in our net deferred tax assets of $1.8 million and $4.3 million, respectively.

The net deferred tax assets at December 31, 2010 and December 31, 2009 amounted to $8.2 million and $10.0 million, respectively. These net deferred tax assets relate to temporary tax to book differences in non-U.S. jurisdictions, the realization of which is, in management’s judgment, more likely than not. We have assessed, based on experience with relevant taxing authorities, our expectations of future taxable income, carry-forward periods available and other relevant factors, that we will be more likely than not to recognize these deferred tax assets.

As of December 31, 2010, we had U.S. federal and state net operating loss carry-forwards of approximately $115.1 million and $143.9 million, respectively, which expire between 2021 and 2029. In addition, we had $371.6 million of non-U.S. net operating loss carry-forwards, most of which do not expire. Additionally, we had $4.5 million of U.S. federal and state income tax credit carry-forwards which expire between 2027 and 2030 and $1.1 million of U.S. federal income tax credits which have no expiration date. No provision has been made for U.S. federal or non-U.S. deferred income taxes on approximately $11.3 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2010. A provision has not been established because it is our present intention to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal or non-U.S. deferred income tax liabilities for unremitted earnings at December 31, 2010 is not practicable.

In December 2009, as permitted under the U.K. group relief provisions, we surrendered $17.2 million of net operating losses generated in 2007 to Donvand Limited, a subsidiary of Travelport. A full valuation allowance had previously been established for such net operating losses. As a result, upon surrender, we reduced our gross deferred tax assets and the corresponding valuation allowance by $4.8 million.

We have established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information becomes available, or a change in circumstance or an event occurs necessitating a change to the liability. Given the inherent complexities of the business and that we are subject to taxation in a substantial number of jurisdictions, we routinely assess the likelihood of additional assessment in each of the taxing jurisdictions.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the changes in this liability during the years ended December 31, 2010 and December 31, 2009:

Amount
(in thousands)

Balance at December 31, 2008	$5,765
Decrease in unrecognized tax benefits as a result of tax positions taken during the prior year	(970)
Impact of foreign currency translation	115

Balance at December 31, 2009	4,910
Decrease in unrecognized tax benefits as a result of tax positions taken during the prior year	(1,140)
Impact of foreign currency translation	26

Balance at December 31, 2010	$3,796

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $1.0 million and $1.1 million at December 31, 2010 and December 31, 2009, respectively. We do not expect our liability for unrecognized tax benefits to significantly change over the next twelve months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest and penalties of $0.1 million, $0.2 million and $0.2 million during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. Accrued interest and penalties were $0.7 million and $0.6 million as of December 31, 2010 and December 31, 2009, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. We adjust these unrecognized tax benefits, as well as the related interest and penalties, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution could be recognized as a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), the United Kingdom and Australia. With limited exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2006. We are no longer subject to U.K. federal income tax examinations for years before 2007. We are no longer subject to Australian federal income tax examinations for years before 2006.

With respect to periods prior to the Blackstone Acquisition, we are only required to take into account income tax returns for which we or one of our subsidiaries is the primary taxpaying entity, namely separate state returns and non-U.S. returns. Uncertain tax positions related to U.S. federal and state combined and unitary income tax returns filed are only applicable in the post-acquisition accounting period. We and our domestic subsidiaries currently file a consolidated income tax return for U.S. federal income tax purposes.

12.	Equity-Based Compensation

We issue share-based awards under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended (the “Plan”) . The Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”) for participation in the Plan. At our Annual Meeting of Shareholders on June 2, 2010, our shareholders approved an amendment to the Plan, increasing the number of shares of our common stock available for issuance under the Plan from 15,100,000 shares to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18,100,000 shares, subject to adjustment as provided by the Plan. As of December 31, 2010, 6,131,563 shares were available for future issuance under the Plan.

Stock Options

The table below summarizes the stock option activity under the Plan during the year ended December 31, 2010:

			Weighted-Average	Aggregate
		Weighted-Average	Remaining	Intrinsic
		Exercise Price	Contractual Term	Value
	Shares	(per share)	(in years)	(in thousands)

Outstanding at December 31, 2009	4,236,083	$9.46	6.5	$4,737
Granted	1,050,000	$4.88	6.5
Granted in connection with stock option exchange(a)	433,488	$5.22	6.5
Exercised	(11,718)	$6.12	4.5
Forfeited	(708,422)	$12.34	5.9
Cancelled in connection with stock option exchange(a)	(1,260,598)	$15.00	6.5

Outstanding at December 31, 2010	3,738,833	$5.28	5.5	$2,379

Exercisable at December 31, 2010	1,627,340	$5.58	5.2	$839

(a)	On May 3, 2010, we commenced an offer to eligible employees to exchange certain out-of-the-money options to purchase our common stock for a lesser number of new stock options with an exercise price equal to the fair market value of our common stock at the completion of the exchange offer. Stock options eligible for the exchange were those with an exercise price per share of $15.00 that were granted at the time of the IPO. The offering period closed on May 28, 2010. On that date, 1,260,598 stock options were tendered and exchanged for 433,488 new stock options with an exercise price of $5.22 per share. No incremental compensation expense was recognized in connection with the exchange because the fair value of the new stock options granted approximated the fair value of the stock options exchanged. The vesting terms and contractual expiration of the new stock options granted in the exchange are the same as those of the old stock options. However, the option holders who elected to participate in the exchange were required to wait until the six-month anniversary of the completion of the exchange before exercising any of their new stock options, including those new stock options that vested during that six-month period.

The exercise price of stock options granted under the Plan is equal to the fair market value of the underlying stock on the date of grant. Stock options generally expire seven to ten years from the grant date. The stock options granted at the time of the IPO as additional compensation to our employees who previously held equity awards under Travelport’s Equity-Based Long-Term Incentive Plan (the “Travelport Plan”) vested quarterly over a three-year period and became fully vested in May 2010. All other stock options vest annually over a four-year period, or vest over a four-year period, with 25% of the awards vesting after one year and the remaining awards vesting on a monthly basis thereafter. The fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period.

The fair value of stock options granted under the Plan is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions for stock options granted during the years ended December 31, 2010 (excluding the stock options granted in connection with the stock option exchange), December 31, 2009 and December 31, 2008 are outlined in the following table. Expected volatility is based on implied volatilities for publicly traded options and historical volatility for comparable companies over the

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated expected life of the stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the “simplified method.” We use the “simplified method” due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. The risk-free interest rate is based on yields on U.S. Treasury strips with a maturity similar to the estimated expected life of the stock options. We use historical turnover to estimate employee forfeitures.

	Years Ended December 31,
Assumptions:	2010	2009	2008

Dividend yield (a)	—	—	—
Expected volatility	42%	49%	41%
Expected life (in years)	4.69	4.58	4.76
Risk-free interest rate	2.09%	1.47%	3.62%

(a)	Our dividend yield is estimated to be zero since we did not declare or pay any cash dividends on our common stock during the years ended December 31, 2010, December 31, 2009 or December 31, 2008, and we do not intend to in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, may require the consent of Travelport and will depend on several factors, including our financial condition, results of operations, capital requirements, restrictions contained in existing and future financing instruments and other factors that our board of directors may deem relevant.

Based on the above assumptions, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2010, December 31, 2009 and December 31, 2008 was $1.88, $1.73 and $2.54, respectively.

During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, the total fair value of options that vested during the period was $2.2 million, $5.0 million and $4.3 million, respectively. In addition, the intrinsic value of options exercised was $0 for each of the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Restricted Stock Units

The table below summarizes activity regarding unvested restricted stock units under the Plan during the year ended December 31, 2010:

		Weighted-Average
		Grant Date
	Restricted	Fair Value
	Stock Units	(per share)

Unvested at December 31, 2009	5,650,750	$4.31
Granted	1,550,000	$5.01
Vested (a)	(2,030,192)	$6.92
Forfeited	(936,968)	$4.09

Unvested at December 31, 2010	4,233,590	$3.37

(a)	We issued 1,333,624 shares of common stock in connection with the vesting of restricted stock units during the year ended December 31, 2010, which is net of the number of shares retained (but not issued) by us in satisfaction of minimum tax withholding obligations associated with the vesting.

The restricted stock units granted at the time of the IPO upon conversion of unvested equity-based awards previously held by our employees under the Travelport Plan vested quarterly over a three-year period and

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

became fully vested in May 2010. All other restricted stock units cliff vest at the end of either a two-year or three-year period, or vest annually over a three-year or four-year period. The fair value of restricted stock units on the date of grant is amortized on a straight-line basis over the requisite service period.

The fair value of restricted stock units that vested during the years ended December 31, 2010, December 31, 2009 and December 31, 2008 was $14.0 million, $5.2 million and $3.4 million, respectively. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2010, December 31, 2009 and December 31, 2008 was $5.01, $1.92 and $6.12 per unit, respectively.

Restricted Stock

The table below summarizes activity regarding unvested restricted stock under the Plan during the year ended December 31, 2010:

		Weighted-Average
		Grant Date
		Fair Value
	Restricted Stock	(per share)

Unvested at December 31, 2009	2,195	$8.45
Vested (a)	(2,195)	$8.45

Unvested at December 31, 2010	—	$—

(a)	Includes 716 shares of common stock transferred to us in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock. These shares are held by us in treasury.

Shares of restricted stock were granted upon conversion of the Class B partnership interests previously held by our employees under the Travelport Plan. The restricted stock vested quarterly over a three-year period and became fully vested in May 2010. The fair value of restricted stock on the date of grant was amortized on a straight-line basis over the requisite service period.

The total fair value of the restricted stock that vested was $0, $0.1 million and $0.1 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. No restricted stock was granted during the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

Performance-Based Restricted Stock Units

The table below summarizes activity regarding unvested performance-based restricted stock units (“PSUs”) under the Plan during the year ended December 31, 2010:

		Weighted-Average
	Performance-Based	Grant Date
	Restricted	Fair Value
	Stock Units	(per share)

Unvested at December 31, 2009 (a)	227,679	$6.28
Granted (b)	387,000	$4.90
Forfeited	(53,571)	$6.28

Unvested at December 31, 2010	561,108	$5.33

(a)	On June 19, 2008, the Compensation Committee approved a grant of 249,108 PSUs to certain of our executive officers. The PSUs entitled the executives to receive a certain number of shares of our common stock based on the Company’s satisfaction of certain financial and strategic performance goals, including net revenue growth, adjusted EBITDA margin improvement and the achievement of specified technology milestones during fiscal years 2008, 2009 and 2010 (the “Performance Period”).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The performance conditions also provided that if the Company’s aggregate adjusted EBITDA during the Performance Period did not equal or exceed a certain threshold, each PSU award would be forfeited. The fair value of each PSU was $6.28. As of December 31, 2010, we expected none of these PSUs to vest. In the first quarter of 2011, upon determination by the Compensation Committee that the performance conditions were not satisfied, these PSUs were forfeited.

(b)	On June 2, 2010, the Compensation Committee approved a grant of PSUs to certain of our executive officers. The PSUs entitle the executives to receive one share of our common stock for each PSU, subject to the satisfaction of a performance condition. The performance condition required that the Company’s adjusted EBITDA for fiscal year 2010 equaled or exceeded a certain threshold, or each PSU would be forfeited. If this performance condition was met, the PSUs would vest annually over a four-year period. The performance condition for these PSUs was met.

Non-Employee Directors Deferred Compensation Plan

We have a deferred compensation plan that enables our non-employee directors to defer the receipt of certain compensation earned in their capacity as non-employee directors. Eligible directors may elect to defer up to 100% of their annual retainer fees (which are paid by us on a quarterly basis). We require that at least 50% of the annual retainer be deferred under the Plan. In addition, 100% of the annual equity grant payable to non-employee directors is deferred under the Plan.

We grant deferred stock units to each participating director on the date that the deferred fees would have otherwise been paid to the director. The deferred stock units are issued as restricted stock units under the Plan and are immediately vested and non-forfeitable. The deferred stock units entitle the non-employee director to receive one share of our common stock for each deferred stock unit on the date that is 200 days immediately following the non-employee director’s retirement or termination of service from the board of directors, for any reason. The entire grant date fair value of deferred stock units is expensed on the date of grant.

The table below summarizes the deferred stock unit activity under the Plan during the year ended December 31, 2010:

		Weighted-Average
		Grant Date
	Deferred	Fair Value
	Stock Units	(per share)

Outstanding at December 31, 2009	692,066	$4.13
Granted	272,036	$5.06

Outstanding at December 31, 2010	964,102	$4.39

The weighted-average grant date fair value for deferred stock units granted during the years ended December 31, 2010, December 31, 2009 and December 31, 2008 was $5.06, $2.45 and $5.58, respectively.

Compensation Expense

We recognized total equity-based compensation expense of $12.5 million, $14.1 million and $14.8 million during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively, none of which has provided us a tax benefit.

As of December 31, 2010, a total of $14.0 million of unrecognized compensation costs related to unvested stock options, unvested restricted stock units and unvested PSUs are expected to be recognized over the remaining weighted-average period of three years.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Derivative Financial Instruments

Interest Rate Hedges

At December 31, 2010, we had the following interest rate swaps outstanding that effectively converted $300.0 million of the Term Loan from a variable to a fixed interest rate. We pay a fixed interest rate on the swaps and in exchange receive a variable interest rate based on either the three-month or the one-month LIBOR.

			Fixed Interest	Variable Interest
Notional Amount	Effective Date	Maturity Date	Rate Paid	Rate Received

$100.0 million	May 30, 2008	May 31, 2011	3.39%	Three-month LIBOR
$100.0 million	January 29, 2010	January 31, 2012	1.15%	One-month LIBOR
$100.0 million	January 29, 2010	January 31, 2012	1.21%	Three-month LIBOR

The following interest rate swaps that effectively converted portions of the Term Loan from a variable to a fixed interest rate matured:

			Fixed Interest	Variable Interest
Notional Amount	Effective Date	Maturity Date	Rate Paid	Rate Received

$100.0 million	July 25, 2007	December 31, 2008	5.21%	Three-month LIBOR
$200.0 million	July 25, 2007	December 31, 2009	5.21%	Three-month LIBOR
$100.0 million	September 30, 2008	September 30, 2010	2.98%	One-month LIBOR

The objective of entering into our interest rate swaps is to protect against volatility of future cash flows and effectively hedge a portion of the variable interest payments on the Term Loan. We determined that these designated hedging instruments qualify for cash flow hedge accounting treatment. Our interest rate swaps are the only derivative financial instruments that we have designated as hedging instruments.

The interest rate swaps were reflected in our consolidated balance sheets at market value. The corresponding market adjustment was recorded to accumulated other comprehensive income (loss). The following table shows the fair value of our interest rate swaps at December 31, 2010 and December 31, 2009:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2010	December 31, 2009
		(in thousands)

Liability Derivatives:
Interest rate swaps	Other current liabilities	$1,286	$1,899
Interest rate swaps	Other non-current liabilities	1,631	3,437

The following table shows the market adjustments recorded during the years ended December 31, 2010, December 31, 2009 and December 31, 2008:

Gain (Loss)
				(Loss) Reclassified			Recognized in Income
	Gain (Loss) in Other			from Accumulated			(Ineffective Portion
	Comprehensive			OCI into			and the Amount
	Income			Interest Expense			Excluded from
	(“OCI”)			(Effective Portion)			Effectiveness Testing)
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,
	2010	2009	2008	2010	2009	2008	2010	2009	2008
(in thousands)

Interest rate swaps	$2,419	$9,520	$(8,367)	$(6,758)	$(13,909)	$(5,647)	$—	$—	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of loss recorded in accumulated other comprehensive income at December 31, 2010 that is expected to be reclassified to interest expense in the next twelve months if interest rates remain unchanged is approximately $3.1 million after-tax.

Foreign Currency Hedges

We enter into foreign currency contracts to manage our exposure to changes in the foreign currency associated with foreign currency receivables, payables, intercompany transactions and borrowings under the Revolver. We primarily hedge our foreign currency exposure to the Pound Sterling, Euro and Australian dollar. As of December 31, 2010, we had foreign currency contracts outstanding with a total net notional amount of $174.1 million, all of which matured in January 2011. The foreign currency contracts do not qualify for hedge accounting treatment. Accordingly, changes in the fair value of the foreign currency contracts were recorded in net loss, as a component of selling, general and administrative expense in our consolidated statements of operations.

The following table shows the fair value of our foreign currency hedges at December 31, 2010 and December 31, 2009:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2010	December 31, 2009
		(in thousands)

Liability Derivatives:
Foreign currency hedges	Other current liabilities	$2,227	$1,208

The following table shows the changes in the fair value of our foreign currency contracts recorded in net loss during the years ended December 31, 2010, December 31, 2009 and December 31, 2008:

	(Loss) Gain in Selling, General &
	Administrative Expense
	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Foreign currency hedges (a)	$(1,353)	$(6,782)	$14,120

(a)	We recorded transaction (losses) gains associated with the re-measurement of our foreign denominated assets and liabilities of $(3.7) million, $3.3 million and $(19.1) million in the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. Transaction (losses) gains were included in selling, general and administrative expense in our consolidated statements of operations. The net impact of transaction (losses) gains associated with the re-measurement of our foreign denominated assets and liabilities and (losses) gains incurred on our foreign currency hedges was a net loss of $(5.1) million, $(3.5) million and $(5.0) million in the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

14.	Severance

On January 6, 2009, our former President and Chief Executive Officer resigned. In connection with his resignation and pursuant to the terms of his employment agreement with the Company, we incurred total expenses of $2.1 million in the year ended December 31, 2009 relating to severance benefits and other termination-related costs, which were included in selling, general and administrative expense in our consolidated statement of operations. The majority of these cash payments were made in equal amounts over a twenty-four month period from his resignation date, with the final payment made in December 2010. In addition, we recorded $1.8 million of additional equity-based compensation expense in the year ended December 31, 2009 related to the accelerated vesting of certain equity-based awards held by him, which is net of any related forfeitures.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We also reduced our workforce by approximately 130 domestic and international employees during the year ended December 31, 2009, and as a result we incurred $4.6 million of expenses related to severance benefits and other termination-related costs, which were included in selling, general and administrative expense in our consolidated statement of operations. Of the total employees severed, approximately 50 were severed in the first quarter of 2009 and an additional 50 employees were severed in the second quarter of 2009 in response to weakening demand in the travel industry and deteriorating economic conditions. The remaining 30 employees were severed in the fourth quarter of 2009 in an effort to better align the staffing levels of ebookers with its business objectives. As of December 31, 2010, all of these costs had been paid.

During the year ended December 31, 2008, we reduced our workforce by approximately 160 domestic and international employees, primarily in response to weakening demand in the travel industry and deteriorating economic conditions. In connection with this workforce reduction, we incurred total expenses of $3.4 million during the year ended December 31, 2008 related to severance benefits and other termination-related costs, which were included in selling, general and administrative expense in our consolidated statement of operations.

15.	Employee Benefit Plans

We sponsor a defined contribution savings plan for employees in the United States that provides certain of our eligible employees an opportunity to accumulate funds for retirement. HotelClub and ebookers sponsor similar defined contribution savings plans. We match the contributions of participating employees on the basis specified by the plans. Beginning on January 1, 2009, we reduced our matching contribution percentage for our defined contribution savings plan for employees in the United States from a maximum of 6% of participant compensation to a maximum of 3% of participant compensation. Additionally, effective January 1, 2009, new employees in the United States are not eligible for Company matching contributions until they have attained one year of service with the Company. We recorded total expense related to these plans in the amount of $4.9 million, $5.0 million and $7.0 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

16.	Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share:

	Years Ended December 31,
	2010	2009	2008
	(in thousands, except share and per share data)

Net loss	$(58,237)	$(336,955)	$(298,562)

Net loss per share:
Weighted-average shares outstanding for basic and diluted net loss per share (a)	101,269,274	84,073,593	83,342,333

Basic and Diluted	$(0.58)	$(4.01)	$(3.58)

(a)	Stock options, restricted stock, restricted stock units and PSUs are not included in the calculation of diluted net loss per share for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 because we had a net loss for each year. Accordingly, the inclusion of these equity awards would have had an antidilutive effect on diluted net loss per share.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following outstanding equity awards are not included in the diluted net loss per share calculation above because they would have had an antidilutive effect:

	Years Ended December 31,
Antidilutive equity awards	2010	2009	2008

Stock options	3,738,833	4,236,083	4,216,805
Restricted stock units	4,233,590	5,650,750	2,724,356
Restricted stock	—	2,195	18,661
Performance-based restricted stock units	561,108	227,679	249,108

Total	8,533,531	10,116,707	7,208,930

17.	Related Party Transactions

Related Party Transactions with Travelport and its Subsidiaries

The following table summarizes the related party balances with Travelport and its subsidiaries as of December 31, 2010 and December 31, 2009, reflected in our consolidated balance sheets. We net settle amounts due to and from Travelport.

	December 31, 2010	December 31, 2009
	(in thousands)

Due from Travelport, net	$15,449	$3,188

The following table summarizes the related party transactions with Travelport and its subsidiaries for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Net revenue (a)	$117,619	$122,032	$149,171
Cost of revenue	477	592	1
Selling, general and administrative expense	486	215	2,997
Interest expense	4,016	3,779	2,545

(a)	These amounts include net revenue related to our GDS services agreement and bookings sourced through Donvand Limited and OctopusTravel Group Limited (doing business as Gullivers Travel Associates, “GTA”) for the periods presented.

Stock Purchase Agreement

On January 26, 2010, Travelport purchased 9,025,271 shares of our common stock for $50.0 million in cash (see Note 7 — Term Loan and Revolving Credit Facility).

Net Operating Losses

In December 2009, as permitted under the U.K. group relief provisions, we surrendered $17.2 million of net operating losses generated in 2007 to Donvand Limited, a subsidiary of Travelport (see Note 11 — Income Taxes).

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Separation Agreement

We entered into a Separation Agreement with Travelport at the time of the IPO. This agreement, as amended, provided the general terms for the separation of our respective businesses. When we were a wholly-owned subsidiary of Travelport, Travelport provided guarantees, letters of credit and surety bonds on our behalf under our commercial agreements and leases and for the benefit of regulatory agencies. Under the Separation Agreement, we are required to use commercially reasonable efforts to have Travelport released from any then outstanding guarantees and surety bonds. As a result, Travelport no longer provides surety bonds on our behalf or guarantees in connection with commercial agreements or leases entered into or replaced by us subsequent to the IPO.

In addition, Travelport is obligated to continue to issue letters of credit on our behalf so long as Travelport and its affiliates (as defined in the Separation Agreement, as amended) own at least 50% of our voting stock, in an aggregate amount not to exceed $75.0 million (denominated in U.S. dollars). Travelport charges us fees for issuing, renewing or extending letters of credit on our behalf. This fee was included in interest expense in our consolidated statements of operations. At December 31, 2010 and December 31, 2009, there were $72.3 million and $59.3 million of outstanding letters of credit issued by Travelport on our behalf, respectively (see Note 10 - Commitments and Contingencies).

Transition Services Agreement

At the time of the IPO, we entered into a Transition Services Agreement with Travelport. Under this agreement, as amended, Travelport provided us with certain transition services, including insurance, human resources and employee benefits, payroll, tax, communications, collocation and data center facilities, information technology and other existing shared services. We also provided Travelport with certain services, including accounts payable, information technology hosting, data warehousing and storage as well as Sarbanes-Oxley compliance testing and deficiency remediation. The terms for the services provided under the Transition Services Agreement generally expired on March 31, 2008, subject to certain exceptions. The term of the Transition Services Agreement was extended until September 30, 2009 for services Travelport provided us related to the support and maintenance of applications for storage of certain financial and human resources data and until December 31, 2009 for services Travelport provided to us related to non-income tax return preparation and consulting services. The charges for these services were based on the time expended by the employee or service provider billed at the approximate human resource cost, including wages and benefits.

Master License Agreement

We entered into a Master License Agreement with Travelport at the time of the IPO. Pursuant to this agreement, Travelport licenses certain of our intellectual property and pays us fees for related maintenance and support services. The licenses include our supplier link technology; portions of ebookers’ booking, search and vacation package technologies; certain of our products and online booking tools for corporate travel; portions of our private label vacation package technology; and our extranet supplier connectivity functionality.

The Master License Agreement granted us the right to use a corporate online booking product developed by Travelport. We have entered into a value added reseller license with Travelport for this product.

Equipment, Services and Use Agreements

Prior to the IPO, we shared certain office locations with Travelport. In connection with the IPO, we entered into an Equipment, Services and Use Agreement for each office occupied by both parties. This agreement commenced in most locations on June 1, 2007 and provided that the cost of the shared space would be ratably allocated. The agreement expired on December 31, 2007 but automatically renewed if no termination notice was served. Termination notices were served for all but two locations as of December 31,

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010. Travelport remained liable to landlords for all lease obligations with guarantee agreements, unless expressly released from this liability by the relevant landlord.

GDS Service Agreements

In connection with the IPO, we entered into the Travelport GDS Service Agreement, which expires on December 31, 2014. The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each air, car and hotel segment that is processed through the Travelport GDSs. This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 33.7 million, 36.0 million and 38.3 million segments through the Travelport GDSs during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. Of the required number of segments, 16.0 million segments were required to be processed each year through Worldspan, and 17.7 million, 20.0 million and 22.3 million segments were required to be processed through Galileo during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. The required number of segments processed in future years for Worldspan is fixed at 16.0 million segments, while the required number of segments for Galileo is subject to adjustment based upon the actual segments processed by our domestic brands in the preceding year. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. We are not subject to these minimum volume thresholds to the extent that we process all eligible segments through the Travelport GDS. No payments were made to Travelport related to the minimum segment requirement for our domestic brands for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2010, December 31, 2009 and December 31, 2008, and as a result, we were required to make shortfall payments of $0.4 million, $0.4 million and $0.2 million to Travelport related to each of these years, respectively.

A significant portion of our GDS services are provided through the Travelport GDS Service Agreement. For the years ended December 31, 2010, December 31, 2009 and December 31, 2008, we recognized $113.3 million, $111.6 million and $108.2 million of incentive revenue for segments processed through Galileo and Worldspan, respectively, which accounted for more than 10% of our total net revenue.

Hotel Sourcing and Franchise Agreement

We entered into a Master Supply and Services Agreement (the “GTA Agreement”) with GTA, a wholly-owned subsidiary of Travelport, which became effective on January 1, 2008. Under the GTA Agreement, we pay GTA a contract rate for hotel and destination services inventory it makes available to us for booking on our websites. The contract rate exceeds the prices at which suppliers make their inventory available to GTA for distribution and is based on a percentage of the rates GTA makes such inventory available to its other customers. We are also subject to additional fees if we exceed certain specified booking levels. The initial term of the GTA Agreement expired on December 31, 2010. Under this agreement, we were restricted from providing access to hotels and destination services content to certain of GTA’s clients until December 31, 2010.

Corporate Travel Agreement

We provide corporate travel management services to Travelport and its subsidiaries. We believe that this agreement was executed on terms comparable to those of unrelated third parties.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreements Involving Tecnovate

In July 2007, we sold Tecnovate eSolutions Private Limited (“Tecnovate”) to Travelport. In connection with the sale, we entered into an agreement to continue using the services of Tecnovate, which included call center and telesales, back office administrative, information technology and financial services.

In December 2007, Travelport subsequently sold Tecnovate to an affiliate of Blackstone, Intelenet Global Services (“Intelenet”). Prior to the sale, Travelport paid us an incentive fee of $5.0 million for entering into an amended service agreement to continue using the services of Tecnovate following its sale to Intelenet. We deferred the incentive fee and recognized it as a reduction to expense on a straight-line basis over the original three-year term of the agreement, which expired in September 2010.

Related Party Transactions with Affiliates of Blackstone and TCV

In the normal course of conducting business, we have entered into various agreements with affiliates of Blackstone and TCV. We believe that these agreements have been executed on terms comparable to those of unrelated third parties. For example, we have agreements with certain hotel management companies that are affiliates of Blackstone and that provide us with access to their inventory. We also purchase services from certain Blackstone and TCV affiliates such as telecommunications and advertising. In addition, various Blackstone and TCV affiliates utilize our partner marketing programs and corporate travel services.

We have also entered into various outsourcing agreements with Intelenet, that provide us with call center and telesales, back office administrative, information technology and financial services. In April 2010, we entered into an agreement with Intelenet pursuant to which Intelenet loaned us $0.8 million to finance the cost of outsourcing customer service functions for certain of our ebookers websites to Intelenet. This loan is interest-free and is payable in equal monthly installments beginning in October 2010 through its maturity in March 2014.

The following table summarizes the related party balances with affiliates of Blackstone and TCV as of December 31, 2010 and December 31, 2009, reflected in our consolidated balance sheets:

	December 31, 2010	December 31, 2009
	(in thousands)

Accounts receivable	$235	$62
Prepaid expenses	—	78
Accounts payable	6,288	5,432
Accrued expenses	1,965	2,461
Accrued merchant payable	14,135	6,131
Other current liabilities	229	—
Other non-current liabilities	514	—

The following table summarizes the related party transactions with affiliates of Blackstone and TCV for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Net revenue	$22,098	$16,793	$14,131
Cost of revenue (a)	30,166	26,429	29,715
Selling, general and administrative expense (b)	2,913	3,136	5,492
Marketing expense	54	—	461

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	The amounts shown represent call center and telesales costs incurred under our outsourcing agreements with Intelenet.

(b)	Of the amounts shown for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, $2.5 million, $2.6 million and $4.8 million, respectively, represent costs incurred under our outsourcing agreements with Intelenet for back office administrative, information technology and financial services.

18.	Fair Value Measurements

The following table shows the fair value of our financial assets and financial liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009, which were classified as cash and cash equivalents, other current liabilities and other non-current liabilities in our consolidated balance sheets. We currently do not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

	Fair Value Measurements as of
	December 31, 2010				December 31, 2009
		Quoted	Significant			Quoted	Significant
		prices in	other	Significant		prices in	other	Significant
	Balance at	active	observable	unobservable	Balance at	active	observable	unobservable
	December 31,	markets	inputs	inputs	December 31,	markets	inputs	inputs
	2010	(Level 1)	(Level 2)	(Level 3)	2009	(Level 1)	(Level 2)	(Level 3)
				(in thousands)

Money market funds (a)	$49,097	$49,097	$—	$—	$54,319	$54,319	$—	$—

Foreign currency hedge liabilities (see Note 13 — Derivative Financial Instruments)	$2,227	$2,227	$—	$—	$1,208	$1,208	$—	$—

Interest rate swap liabilities (see Note 13 — Derivative Financial Instruments)	$2,917	$—	$2,917	$—	$5,336	$—	$5,336	$—

(a)	The money market funds as of December 31, 2009 are included in the table above for comparative purposes.

We value our foreign currency hedges based on the difference between the foreign currency contract rate and widely available foreign currency rates as of the measurement date. Our foreign currency hedges are short-term in nature, generally maturing within 30 days.

We value our interest rate hedges using valuations that are calibrated to the initial trade prices. Using a market-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rates, credit spreads and volatilities.

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2010. These non-financial assets, which included the goodwill, trademarks and certain property and equipment associated with our HotelClub reporting unit as well as the trademark associated with our CheapTickets brand, were required to be measured at fair value as of October 1, 2010 in connection with the annual impairment test we performed on our

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill and trademarks and trade names in the fourth quarter of 2010 (see Note 3 — Impairment of Goodwill and Intangible Assets).

		Fair Value Measurements Using
			Significant
		Quoted	other	Significant
		prices in	observable	unobservable
	Balance at	active markets	inputs	inputs	Total
	October 1, 2010	(Level 1)	(Level 2)	(Level 3)	(Losses)
			(in thousands)

Goodwill	$29,118	$—	$—	$29,118	$(41,753)

Trademarks and trade names
HotelClub	$4,658	$—	$—	$4,658	$(17,752)
CheapTickets	4,354	—	—	4,354	(10,646)

Total trademarks and trade names	$9,012	$—	$—	$9,012	$(28,398)

Capitalized software	$1,865	$—	$—	$1,865	$(4,516)

In addition to the assets shown in the table above, we were also required to measure the assets related to the expected in-kind marketing and promotional support to be received from each of Northwest Airlines and American Airlines at fair value during the year ended December 31, 2010. Upon completion of the operational merger of Northwest Airlines and Delta Airlines into a single operating carrier, Northwest Airlines was no longer obligated to provide us with in-kind marketing and promotional support after June 1, 2010. As a result, we recorded a charge to impair this asset. In December 2010, American Airlines terminated its Charter Associate Agreement with us. As a result, American Airlines was no longer obligated to provide us with in-kind marketing and promotional support after December 2010, and we recorded a charge to impair this asset (see Note 9 - Unfavorable Contracts).

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2009. These non-financial assets, which included the goodwill for all of our reporting units which had goodwill balances and the trademarks and trade names associated with our HotelClub, Orbitz and CheapTickets brands, were required to be measured at fair value as of March 31, 2009 in connection with the interim impairment test we performed on our goodwill and trademarks and trade names in the first quarter of 2009 (see Note 3 — Impairment of Goodwill and Intangible Assets).

		Fair Value Measurements Using
			Significant
		Quoted	other	Significant
		prices in	observable	unobservable
	Balance at	active markets	inputs	inputs	Total
	March 31, 2009	(Level 1)	(Level 2)	(Level 3)	(Losses)
			(in thousands)

Goodwill	$697,900	$—	$—	$697,900	$(249,446)

Trademarks and trade names	$149,793	$—	$—	$149,793	$(82,081)

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued merchant payable and accrued expenses, the carrying value approximates or equals fair value due to their short-term nature.

The carrying value of the Term Loan was $492.0 million at December 31, 2010, compared with a fair value of approximately $465.9 million. At December 31, 2009, the carrying value of the Term Loan was

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$576.6 million, compared with a fair value of $537.9 million. The fair values were determined based on quoted market ask prices.

19.	Segment Information

We determine operating segments based on how our chief operating decision maker manages the business, including making operating decisions and evaluating operating performance. We operate in one segment and have one reportable segment.

We maintain operations in the United States, United Kingdom, Australia, Germany, Sweden, France, Finland, Ireland, the Netherlands, Switzerland and other international territories. The table below presents net revenue by geographic area: the United States and all other countries. Net revenue is allocated based on where the booking originated.

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Net revenue
United States	$579,386	$584,834	$686,321
All other countries	178,101	152,814	183,955

Total	$757,487	$737,648	$870,276

The table below presents property and equipment, net, by geographic area: the United States and all other countries.

	December 31, 2010	December 31, 2009
	(in thousands)

Long-lived assets
United States	$149,559	$167,909
All other countries	8,504	13,053

Total	$158,063	$180,962

20.	Quarterly Financial Data (Unaudited)

The following table presents certain unaudited consolidated quarterly financial information for each of the eight quarters in the period ended December 31, 2010.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2010(a)	2010	2010	2010
	(in thousands, except per share data)

Net revenue	$182,364	$194,479	$193,491	$187,153
Cost and expenses	250,037	166,918	171,949	180,387
Operating (loss) income	(67,673)	27,561	21,542	6,766
Net (loss) income	(78,041)	15,332	9,733	(5,261)
Basic net (loss) income per share	(0.76)	0.15	0.10	(0.05)
Diluted net (loss) income per share	(0.76)	0.15	0.09	(0.05)

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009(a)
	(in thousands, except per share data)

Net revenue	$174,693	$186,603	$187,959	$188,393
Cost and expenses	168,390	164,368	165,437	511,968
Operating income (loss)	6,303	22,235	22,522	(323,575)
Net (loss) income	(18,055)	6,980	10,276	(336,156)
Basic and diluted net (loss) income per share	(0.21)	0.08	0.12	(4.02)

(a)	During the three months ended December 31, 2010 and the three months ended March 31, 2009, we recorded non-cash impairment charges related to goodwill and intangible assets in the amount of $70.2 million and $331.5 million, respectively (see Note 3 — Impairment of Goodwill and Intangible Assets).

21.	Subsequent Events

ITA Software, Inc. (“ITA”) Agreement

On February 1, 2011, we and ITA entered into an agreement concerning the use of ITA’s air fare search solution, QPX. Under this agreement, the parties have modified terms concerning our use of QPX for the Orbitz.com and Cheaptickets.com websites for the year ending December 31, 2011 under the Software License Agreement between us and ITA, which expires on December 31, 2011. This agreement also provides us with continued use of QPX for the Orbitz.com and Cheaptickets.com websites, commencing January 1, 2012 and continuing until December 31, 2015. We will pay ITA minimum annual fees of $9.5 million for this use. We will be entitled to create a threshold number of passenger name records (PNRs) per year resulting from QPX air search results, and we will pay ITA a per-PNR fee to create PNRs above this annual threshold amount. ITA will provide us with access to the most up-to-date functionality related to QPX that ITA makes generally available to all of its customers.

Travelport Agreement

On February 1, 2011, we entered into a Letter Agreement with Travelport (the “Letter Agreement”), which amends and clarifies certain terms set forth in agreements that we have previously entered into with Travelport and provides certain benefits to us so long as certain conditions are met.

The Letter Agreement contains an agreement relating to the absence of ticketing authority on AA. Under this agreement, our segment incentives payable from Travelport under the parties’ Travelport GDS Service Agreement, would be increased effective December 22, 2010 until the earliest of April 21, 2011, the reinstatement of ticketing authority by AA for our Orbitz.com website, the consummation of a direct connect relationship with AA, or the determination by our Audit Committee of the Board of Directors (the “Audit Committee”) that we are engaged in a discussion with AA that is reasonably likely to result in a direct connect relationship between us and AA.

The Letter Agreement also contains an amendment to the Travelport GDS Service Agreement. This amendment establishes a higher threshold at which potential decreases in Travelport’s segment incentive payments to us can take effect and reduces the percentage impact of the potential decreases. We are entitled to receive these benefits as long as our Audit Committee does not determine that we are engaged in a discussion with any airline that is reasonably likely to result in a direct connect relationship and we have not consummated a direct connect relationship with any airline.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the Letter Agreement, we were also permitted to proceed with an arrangement with ITA that provides for our use of ITA’s airfare search solution after December 31, 2011. Also pursuant to the Letter Agreement, we have agreed to the circumstances under which we will use e-Pricing for searches on our websites through December 31, 2014.

Schedule II — Valuation and Qualifying Accounts

	Balance at	Charged to
	Beginning of	Costs and	Charged to				Balance at
	Period	Expenses	Other Accounts		Deductions		End of Period
			(in thousands)

Tax Valuation Allowance
Year Ended December 31, 2010	$329,868	$3,344	$(20,692	)(a)	$—		$312,520
Year Ended December 31, 2009	319,512	34,560	(19,398	)(a)	(4,806	)(b)	329,868
Year Ended December 31, 2008	329,601	26,636	(36,725	)(a)	—		319,512

(a)	Represents foreign currency translation adjustments to the valuation allowance. In addition, the amounts for the years ended December 31, 2010 and December 31, 2009 include reclassification adjustments between our gross deferred tax assets and the corresponding valuation allowance. The amount for the year ended December 31, 2010 also includes the effects of a U.K. tax rate change.

(b)	Represents the surrender of $17.2 million of net operating losses generated in the year ended December 31, 2007 to Donvand Limited, a subsidiary of Travelport, as permitted under the U.K. group relief provisions. A full valuation allowance had previously been established for these net operating losses. As a result, upon surrender, we reduced our gross deferred tax assets and the corresponding valuation allowance by $4.8 million.